STOCK PURCHASE AGREEMENT

between

CONIHASSET CAPITAL PARTNERS, INC.

and

M&M SPECIALTIES

September 14, 2007

i

ii

iii

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is made and entered into on and as of September __, 2007, by and among CONIHASSET CAPITAL PARTNERS, INC., a Delaware corporation (“Buyer”), M&M SPECIALTIES, a California corporation (“M&M”), and JOHN D. MURRAY, an individual (the “Shareholder”).

RECITALS

A. The Shareholder owns of record and beneficially all of the shares (the “Shares”) of the issued and outstanding common stock of M&M.

B. The Shareholder desires to sell, and Buyer desires to purchase, all of the Shares, for the consideration and on the terms and conditions set forth in this Agreement.

C. The Shareholder has agreed, under terms of the Letter of Intent dated July 9, 2007, to remove M&M from the market and negotiate exclusively with Buyer for the sale of M&M, even though the Shareholder was at that time in negotiations with at least two other potential buyers.

TERMS AND CONDITIONS

In consideration of the foregoing recitals and the mutual agreements and covenants set forth below, which are acknowledged by each party to be fair and adequate consideration for such party’s obligations and commitments hereunder, the parties agree as follows:

ARTICLE I

Definitions

Section 1.1. Cross Reference Table. Each of the following terms is defined in the Section set forth opposite such term and shall have the meaning set forth in that Section:

Term	Definition
“Agreement”	Preamble
“Annual Balance Sheets”	Section 3.2.1(a)
“Annual Financials”	Section 3.2.1(a)
“Assets”	Section 3.6.1
“Buyer”	Preamble
“Closing”	Section 2.2.2
“Closing Date”	Section 2.2.2
“COBRA”	Section 3.13.2(b)(iii)
“Confidential Information”	Section 5.5.3

Term	Definition

“Disclosure Letter”	Article III
“Direct Claim”	Section 7.6
“Environmental Response”	Section 7.5
“Final Determination”	Section 6.1(a)
“Financial Statements”	Section 3.2.1(a)
“General Survival Period”	Section 7.3
“Indemnifying Party”	Sections 7.1 and 7.2
“Indemnitee”	Sections 7.1 and 7.2
“Insurance Policies”	Section 3.9.1
“Interim Balance Sheet”	Section 3.2.1(b)
“Interim Balance Sheet Date”	Section 3.2.1(b)
“Interim Financials”	Section 3.2.1(b)
“Leases”	Section 3.6.2
“License”	Section 3.7.2
“M&M”	Preamble
“Material Contract”	Section 3.8
“Post-Closing Tax Period”	Section 6.1(a)
“Pre-Closing Tax Period”	Section 6.1(a)
“Purchase Price”	Section 2.2.1
“Reserved Claims”	Section 7.3
“Response Period”	Section 7.6
“Shareholder”	Preamble
“Shares”	Recital B
“Straddle Period”	Section 6.1(b)
“Tax Loss”	Section 6.1(a)
“Third Party Intellectual Property”	Section 3.7.2

Section 1.2. Certain Definitions. In addition, the following terms shall have the following meanings:

1.2.1 “Action” shall mean any claim, action, cause of action or suit (in contract, tort or otherwise), arbitration, proceeding, hearing, charge, complaint, demand or investigation by or before any Governmental Authority (and whether brought by any Governmental Authority or any other Person).

1.2.2 “Affiliate” shall mean, as to any specified Person, each other Person directly or indirectly controlling, controlled by or under direct or indirect common control with that specified Person.

1.2.3 “Ancillary Documents” shall mean any document executed by any of the parties in connection with the transactions contemplated hereby.

1.2.4 “Benefit Arrangement” shall mean each plan, arrangement, contract, policy or practice of M&M (or any other Person in the same Controlled Group as M&M) which (i) provides any Employee benefits, coverages or insurance, including pension, profit-sharing, savings, bonus, stock bonus, supplemental pension, deferred compensation (including so called “excess” or “top hat” deferred compensation), health (including dental, vision, prescription drug and hospitalization), life insurance, short-term disability, long-term disability, severance, salary continuation, holiday, vacation, sick leave, scholarship, tuition assistance, dependent care spending, employee assistance, relocation, company car or automobile allowance, stock options, stock purchase, change of control, restricted stock, stock appreciation rights, phantom stock or any other retirement, welfare, fringe benefit or other employment or service-related benefit (including any arrangement that facilitates the provision of such benefits, such as a “cafeteria plan” or spending account under Section 125 of the Code); (ii) covers or benefits one or more Employees or such Employees’ spouses or dependents or with respect to which M&M has or may have a material Liability; and (iii) is not a Plan.

1.2.5 “Business Day” shall mean any day on which banking institutions in Los Angeles, California are customarily open for the purpose of transacting business.

1.2.6 “Business” shall mean the business conducted by M&M as such business is currently being conducted and is currently contemplated to be conducted by M&M after the Closing.

1.2.7 “Bylaws” shall mean all written rules, regulations and bylaws, and all other documents (other than the Charter), relating to the governance of a Person (other than an individual) or interpretative of the Charter of such Person, each as from time to time in effect.

1.2.8 “Charter” shall mean the certificate or articles of incorporation or organization, statute, constitution, joint venture or partnership agreement or articles or other charter documents of any Person (other than an individual), each as from time to time in effect.

1.2.9 “Code” shall mean the Internal Revenue Code of 1986, as amended, and any regulations promulgated thereunder.

1.2.10 “Compensation,” as applied to any Person, shall mean all salaries, compensation, remuneration or bonuses of any character, paid or provided directly or indirectly to or on behalf of such Person or members of the immediate family of such Person.

1.2.11 “Consulting Agreements” shall mean the consulting agreements, each dated as of the Closing Date, between M&M and each of the Shareholder and Victoria L. Murray, which consulting agreements shall be substantially in the forms attached hereto as Exhibit A and Exhibit B.

1.2.12 “Contract” shall mean, with respect to any Person, any contract, understanding, agreement, deed, mortgage, lease, sublease, license, indenture, Guarantee, commitment, undertaking, arrangement or other consensual document or instrument whether written or oral (but excluding the Charter and Bylaws of such Person) to which or by which such Person is a party or otherwise subject or bound or to which or by which any property or right of such Person is subject or bound.

1.2.13 “Controlled Group,” with respect to any Person, shall mean all those Persons which are members of the same “controlled group,” or under “common control” or treated as a single employer, within the meaning of Sections 414(b), (c), (m) or (o) of the Code or Section 4001(b) of ERISA, with such Person.

1.2.14 “Debt” of any Person shall mean, without duplication: (i) the principal of, the premium (if any) and accrued interest in respect of (A) indebtedness of such Person for borrowed money and (B) indebtedness evidenced by notes, bonds, debentures or other similar instruments for which such Person is responsible or liable to pay; (ii) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional purchase obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable and other accrued current liabilities arising in the Ordinary Course of Business); (iii) all obligations of such Person under capital leases; (iv) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction; (v) all obligations in the nature of Guarantees of any of the obligations described in clauses (i) through (iv) above of any other Person; (vi) all obligations of the type referred to in clauses (i) through (v) hereof of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person); and (vii) all costs, expenses, indemnities or other Liabilities relating to any of the foregoing, provided, that the term “Debt” shall not include any obligation, the proceeds of which are held by, or on behalf of, the financial institution to which the obligation is owed.

1.2.15 “Distribution” shall mean, with respect to the Equity Securities of any Person, (i) the declaration or payment of any dividend on or in respect of such Equity Securities; (ii) the purchase, redemption or other retirement of any Equity Securities; and (iii) any other distribution on or in respect of such Equity Securities.

1.2.16 “Employees” shall mean the employees of M&M.

1.2.17 “Employment Agreement” shall mean the employment agreement, dated as of the Closing Date, between M&M and Sean Murray, which employment agreement shall be substantially in the form attached hereto as Exhibit C.

1.2.18 “Enforceable” shall mean, with respect to any Contract, that such Contract is the legal, valid and binding obligation of the Person in question, enforceable against such Person in accordance with its terms, subject to bankruptcy, reorganization, insolvency and other similar laws affecting the enforcement of creditors’ rights in general and to general principles of equity (regardless of whether considered in a proceeding in equity or an action at law).

1.2.19 “Environmental Laws” shall mean any Legal Requirement in effect on or prior to the Closing Date relating to (i) releases or threatened releases of Hazardous Substances; (ii) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Substances or materials containing Hazardous Substances; or (iii) pollution of the environment or the protection of human health or the environment.

1.2.20 “Equity Securities” shall mean, with respect to any Person that is not a natural Person, all shares of capital stock or other equity or beneficial interests issued by or created in or by such Person, all stock appreciation or similar rights or grants of, or any other Contract for, any right to share in the equity, income, revenues or cash flows of such Person, and all other securities, rights, options, warrants or any other Contracts to acquire any of the foregoing, whether by conversion, exchange, exercise or otherwise.

1.2.21 “ERISA” shall mean the Employee Retirement Income Security Act of 1974 or any successor statute, and the rules and regulations thereunder, and in the case of any referenced section of any such statute, rule or regulation, any successor section thereto, collectively and as from time to time amended and in effect.

1.2.22 “GAAP” shall mean generally accepted United States accounting principles as of the date hereof applied on a basis consistent with the basis upon which the Financial Statements were prepared.

1.2.23 “Governmental Authority” shall mean any United States federal, state or local or any foreign government, governmental authority, regulatory or administrative agency, governmental commission (including legislative), court, tribunal or other instrumentality (or any department, bureau or division thereof) or any arbitral body.

1.2.24 “Governmental Order” shall mean any order, writ, judgment, injunction, decree, stipulation, determination, assessment or award entered by or with any Governmental Authority.

1.2.25 “Guarantee,” with respect to any Person, shall mean (i) any guarantee of the payment or performance of, or any contingent obligation in respect of, any Debt or other Liability of any other Person, (ii) any other arrangement whereby credit is extended to any other Person on the basis of any promise or undertaking of such Person to (A) pay any Liability of such other Person, (B) purchase any obligation owed by such other Person, (C) purchase or lease assets (other than inventory in the Ordinary Course of Business) under circumstances that would enable such other Person to discharge one or more of its obligations, or (D) maintain the capital, working capital, solvency or general financial condition of such other Person, or (iii) any Liability of such Person as a general partner of a partnership or as a venturer in a joint venture in respect of Debt or other obligations of such partnership or joint venture.

1.2.26 “Hazardous Substances” shall mean (i) substances defined in or regulated under the following federal statutes and their state counterparts as amended on or prior to the Closing Date, as well as these statutes’ implementing regulations as amended on or prior to the Closing Date and as interpreted by administering Governmental Authorities: the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Clean Air Act, the Safe Drinking Water Act, the Asbestos Hazard Emergency Response Act, the Atomic Energy Act, the Toxic Substances Control Act and the Federal Insecticide, Fungicide and Rodenticide Act; (ii) petroleum and petroleum products, including crude oil and any fractions thereof; (iii) natural gas, synthetic gas and any mixtures thereof; (iv) radon; (v) PCBs; (vi) asbestos; and (vii) mold.

1.2.27 “Income Tax” shall mean any Tax that is, in whole or in part, based on or measured by income or gains.

1.2.28 “Intellectual Property” shall mean all intellectual property rights arising from or in respect of any of the following, whether protected, created or arising under the laws of the United States or any other jurisdiction: (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice); all improvements thereto and all patents, patent applications and patent disclosures, together with all reissuances, continuations, continuations in part, revisions, extensions and reexaminations thereof; (b) all trademarks (including the Marks), service marks, trade dress, logos, trade names and corporate names, together with all translations, adaptations, derivations and combinations thereof and including all goodwill associated therewith, and all applications, registrations and renewals in connection therewith; (c) all copyrightable works, all copyrights and all applications, registrations and renewals in connection therewith; (d) all mask works and all applications, registrations and renewals in connection therewith; (e) all trade secrets and confidential business information (including ideas, research and development, know how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals); (f) all Software and Technology; (g) all other proprietary rights; and (h) all copies and tangible embodiments of any of the foregoing (in whatever form or medium).

1.2.29 “Inventory” shall mean all of M&M’s inventories of raw materials, work-in-process and finished goods (including all such in transit, whether to or from M&M) and all spare, service and repair parts, supplies and components held for sale together with related packaging materials.

1.2.30 “Knowledge” of M&M and the Shareholder shall mean: (i) the actual knowledge, after due inquiry, of any of the Shareholder, Victoria L. Murray or Sean Murray; and (ii) the knowledge of any other fact or circumstance that would have or should have come to the attention of any of the individuals listed in clause (i) hereof in the course of discharging such individual’s duties on behalf of M&M in a reasonable and prudent manner consistent with sound business practices.

1.2.31 “Legal Requirement” shall mean any United States federal, state or local or any foreign law (including common law), statute, standard, ordinance, code, order, rule, regulation, resolution or promulgation, or any Governmental Order, or any license, franchise, consent, approval, permit or similar right granted under any of the foregoing, or any similar provision having the force and effect of law.

1.2.32 “Liability” shall mean any liability or obligation, whether direct or indirect, accrued, fixed, absolute or contingent, matured or unmatured, determined or indeterminable, or otherwise.

1.2.33 “Lien” shall mean any mortgage, pledge, lien, security interest, charge, attachment, equity, claim, option, right of first refusal, easement, servitude, voting trust, agreement or other encumbrance or restriction on the creation of any of the foregoing, whether relating to any property or right or the income or profits therefrom; provided, however, that the term “Lien” shall not include: (i) statutory liens for Taxes to the extent that the payment thereof is not in arrears or otherwise due, provided an appropriate reserve is established therefor; (ii) encumbrances in the nature of zoning restrictions, easements, rights or restrictions of record on the use of real property if the same do not detract from the value of the real property encumbered thereby or impair the use of such real property in the conduct of the Business as currently conducted and as currently contemplated to be conducted after the Closing; (iii) statutory or common law liens to secure landlords, lessors or renters under leases or rental agreements confined to the premises rented to the extent that no payment or performance under any such lease or rental agreement is in arrears or is otherwise due; (iv) deposits or pledges made in connection with, or to secure payment of, worker’s compensation, unemployment insurance, old age pension programs mandated under applicable Legal Requirements or other social security; (v) statutory or common law liens in favor of carriers, warehousemen, mechanics and materialmen, statutory or common law liens to secure claims for labor, materials or supplies and other like liens, which secure obligations to the extent that (A) payment of such obligations is not in arrears or otherwise due and (B) such liens do not and will not, individually or in the aggregate, have a Material Adverse Effect; and (vi) restrictions on transfer of securities imposed by applicable state and federal securities laws.

1.2.34 “Losses” shall mean any and all losses, damages, obligations, Liabilities, claims, awards (including, without limitation, awards of punitive or treble damages or interest), assessments, amounts paid in settlement, judgments, orders, decrees, fines and penalties, costs and expenses (including, without limitation, reasonable attorneys’ fees and expenses, expert witness fees and expenses and costs and expenses of collection).

1.2.35 “M&M’s Premises” shall mean M&M’s current offices and manufacturing facilities located at 1145 West Fairmount Drive, Tempe, Arizona 86262.

1.2.36 “Marks” shall mean the tradenames and trademarks of M&M required by Section 3.6 to be listed in the Disclosure Letter, and all variations of the foregoing.

1.2.37 “Material Adverse Effect” shall mean any adverse change in or effect on the business, condition (financial or otherwise), operations, performance or properties of M&M that is material to M&M; provided, however, that such term shall not include any change or effect attributable to the transactions contemplated by this Agreement.

1.2.38 “Ordinary Course of Business” shall mean the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

1.2.39 “Person” shall mean any individual, partnership, corporation, association, trust, limited liability company, partnership, joint venture, unincorporated organization or other entity, and any Governmental Authority.

1.2.40 “Plan” shall mean each “employee benefit plan” as defined at Section 3(3) of ERISA which: (i) is maintained, sponsored, contributed to, or participated in by M&M, or any other Person in the same Controlled Group as M&M; and (ii) covers or benefits one or more Employees or their spouses or dependents or with respect to which M&M or any other Person in the same Controlled Group as M&M has or may have a Liability.

1.2.41 “Premises Lease” shall mean that certain lease, dated as of the Closing Date, in respect of the M&M Premises between the owners of the M&M Premises, as landlord, and M&M, as tenant, which lease shall be substantially in the form attached hereto as Exhibit D.

1.2.42 “Products/Services” shall mean all products and services currently or at any time previously sold by M&M.

1.2.43 “Promissory Note” shall mean that certain $700,000 non-negotiable promissory note, dated as of the Closing Date, issued by Buyer in favor of the Shareholder, which non-negotiable promissory note shall be substantially in the form attached hereto as Exhibit E.

1.2.44 “Software” shall mean: (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code; (ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise; (iii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons; and (iv) all documentation including user manuals and other training documentation related to any of the foregoing.

1.2.45 “Spousal Consent” shall mean the Spousal Consent, dated as of the Closing Date, executed by the Shareholder’s spouse in the form attached hereto as Exhibit F.

1.2.46 “Taxes” shall mean: (i) all federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Section 59A of the Code), customs, duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add on minimum, escheat or unclaimed property, estimated or other tax, fee, levy, duty, impost or charge of any kind whatsoever; (ii) any interest, penalty or addition thereto; and (iii) any liability for any other Person in respect of any items described in clauses (i) and/or (ii) payable by reason of contract, assumption, transferee liability, operation of applicable law or regulations or otherwise, in each case whether disputed or not.

1.2.47 “Tax Return” shall mean any return, declaration, report, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, required to be filed with any taxing authority, domestic or foreign.

1.2.48 “Technology” shall mean, collectively, all designs, formulae, algorithms, procedures, methods, techniques, ideas, know-how, research and development, technical data, programs, subroutines, tools, materials, specifications, processes, inventions (whether patentable or unpatentable and whether or not reduced to practice), apparatus, creations, improvements, works of authorship and other similar materials, and all recordings, graphs, drawings, reports, analyses and other writings, and other tangible embodiments of the foregoing, in any form whether or not specifically listed herein, and all related technology.

ARTICLE II

The Acquisition

Section 2.1. Acquisition. Upon the terms, subject to the conditions, and in reliance on the representations, warranties and covenants set forth in this Agreement, the Shareholder agrees to sell and transfer to Buyer on the Closing Date, and Buyer agrees to purchase and accept from the Shareholder on the Closing Date, all of the Shares.

Section 2.2. Purchase Price and Closing.

2.2.1 Purchase Price. In consideration of the sale and transfer of the Shares by the Shareholder to Buyer and of the agreement by the Shareholder and M&M to perform each of the other obligations and covenants to be fulfilled or complied with by them, Buyer shall:

(a) Pay the Shareholder at the Closing the cash sum of $6,300,000 by means of a wire transfer of same day funds to the Shareholder’s bank account; and

(b) Deliver to the Shareholder the Promissory Note.

The foregoing consideration is collectively referred to as the “Purchase Price”. The Buyer and the Shareholder agree that a substantial portion of the Purchase Price is attributable to the “goodwill” of the Business.

2.2.2 Time and Place of Closing. Subject to the provisions of Section 2.2.3, the closing (the “Closing”) of the purchase and sale of the Shares and the other transactions contemplated by this Agreement shall take place at the offices of Buyer’s legal counsel, Clark & Trevithick, located at 800 Wilshire Boulevard, 12th Floor, Los Angeles, California 90017, at 10:00 a.m. local time, on the date (the “Closing Date”) which is no more than ten (10) Business Days after Buyer shall have successfully consummated a private placement to accredited investors of at least $6,300,000 worth of its Equity Securities, which private placement shall have been consummated, if at all, within no more than 60 days after the date of this Agreement. In the event Buyer is unable to successfully consummate the private placement of at least $6,300,000 of its Equity Securities within 60 days of the date of this Agreement, then the parties may agree to extend the time permitted to accomplish the private placement or the Shareholder may terminate this Agreement immediately. In the event Buyer fails to successfully consummate such private placement within such 60-day period (as such 60-day period may have been extended by the Shareholder) and the Shareholder is then ready, able and willing to close the transactions contemplated by this Agreement, Buyer agrees to reimburse the Shareholder for up to $20,000 of his legal and accounting fees incurred in connection with the transactions contemplated by this Agreement.

2.2.3 Deliveries at Closing.

(a) At the Closing, the Shareholder shall deliver, or cause to be delivered, to Buyer:

(i) The certificate or certificates evidencing the Shares duly endorsed, or accompanied by separate stock power(s) duly endorsed, in favor of Buyer;

(ii) Copies of the Consulting Agreements executed by the Shareholder and Victoria L. Murray;

(iii) A copy of the Employment Agreement executed by Sean Murray;

(iv) A copy of the Premises Lease executed by the owners of the M&M Premises.

(v) A copy of the Spousal Consent executed by the Shareholder’s spouse;

(vi) A certificate, in a form reasonably acceptable to Buyer, executed by the President of M&M and the Shareholder to the effect that all of the representations and warranties of M&M and the Shareholder contained in this Agreement are true and correct as of the Closing Date;

(vii) Written resignations from each member of the Board of Directors of M&M;

(viii) Evidence satisfactory to Buyer that all necessary filings have been made, and all other requisite approvals, consents, waivers or other actions of any Governmental Authority have been obtained, by M&M and the Shareholder;

(ix) Evidence satisfactory to Buyer that all necessary consents required pursuant to any Leases or other Contracts of M&M have been obtained;

(x) Evidence satisfactory to Buyer that any Debt of M&M outstanding immediately prior to the Closing has been repaid (other than Debt disclosed in the Disclosure Letter relating to M&M's capital leases or Contracts) and that any Debt of the Shareholder in favor of M&M outstanding immediately prior to the Closing has been repaid;

(xi) A copy of the Charter of M&M certified by the California Secretary of State (or equivalent official) as of a recent date prior to the Closing acceptable to Buyer;

(xii) A certificate of good standing (or equivalent) of M&M issued by the Secretary of State (or equivalent official) of California and for each other state in which M&M is qualified to do business as a foreign corporation (including, but not limited to, the State of Arizona), in each case issued as of a recent date prior to the Closing acceptable to Buyer;

(xiii) A true and complete copy of the Bylaws of M&M, certified by the Secretary or an Assistant Secretary of M&M;

(xiv) The original minute books and stock records of M&M; and

(xv) Such other incumbency and customary closing documents as Buyer may reasonably request in connection with the transactions contemplated hereby.

(b) At the Closing, Buyer shall deliver, or cause to be delivered, to the Shareholder:

(i) The cash sum set forth in Section 2.2.1(a);

(ii) The Promissory Note executed by Buyer in favor of the Shareholder;

(iii) Copies of the Consulting Agreements executed by M&M;

(iv) A certificate, in a form reasonably acceptable to M&M and the Shareholder, executed by Buyer to the effect that all of the representations and warranties of Buyer contained in this Agreement are true and correct as of the Closing Date;

(v) Evidence satisfactory to M&M and the Shareholder that all necessary filings have been made, and all other requisite approvals, consents, waivers or other actions of any Governmental Authority have been obtained, by Buyer; and

(vi) Such officers’ certificates, good standing certificates, incumbency certificates and other customary closing documents as M&M and the Shareholder may reasonably request in connection with the transactions contemplated in this Agreement.

ARTICLE III

Representations and Warranties of M&M and Shareholder

Except as disclosed, or as qualified by information set forth, in M&M’s and the Shareholder’s disclosure letter, dated the same date as this Agreement and delivered to Buyer concurrently with this Agreement (the “Disclosure Letter”), as the same shall be supplemented and updated, if necessary, as of the Closing Date (which supplemented and updated Disclosure Letter shall be acceptable to Conihasset and Buyer in their sole and absolute discretion), M&M and the Shareholder represent and warrant to Buyer as of the date hereof (except to the extent that M&M’s and the Shareholder’s representations and warranties expressly speak as of a specified earlier date) and as of the Closing Date, as follows:

Section 3.1. Corporate and Shareholder Matters.

3.1.1 Incorporation, Authority, Power and Standing. M&M is a corporation duly organized, validly existing and in good standing under the laws of the State of California. M&M has all requisite power and authority, corporate and otherwise, to carry on the Business as currently conducted and to consummate the transactions contemplated in this Agreement. M&M is duly qualified or licensed to do business as a foreign corporation or otherwise, and is in good standing as such, in each jurisdiction where the nature of its activities or its ownership or leasing of property requires such qualification or license (including, but not limited to, the State of Arizona), except to the extent that the failure to be so qualified or licensed would not have a Material Adverse Effect.

3.1.2 Authorization and Enforceability. M&M and the Shareholder each has all requisite power and authority to execute, deliver and perform its or his obligations under this Agreement and each Ancillary Document, including all requisite organizational authority and approvals, as applicable. The execution, delivery and performance by M&M and the Shareholder of this Agreement and each Ancillary Document, and the consummation by M&M and the Shareholder of the transactions contemplated in this Agreement, have been duly authorized by all necessary action of M&M and the Shareholder. This Agreement and each Ancillary Document to be executed and delivered by M&M and the Shareholder have been duly executed and delivered by M&M and the Shareholder and are Enforceable against them in accordance with their respective terms.

3.1.3 Non-Contravention. No approval, consent, waiver, authorization or other order of, and no filing, registration, qualification or recording with, any Governmental Authority or any other Person is required to be obtained or made by or on behalf of M&M or the Shareholder in connection with the execution, delivery or performance of this Agreement or any Ancillary Document. The consummation of the transactions contemplated in this Agreement and in any of the Ancillary Documents, except for the items listed on the Disclosure Letter, will have been obtained or made and will be in full force and effect as of Closing Date. Except as set forth in the Disclosure Letter, neither the execution, delivery and performance of this Agreement or any Ancillary Document nor the consummation of any of the transactions contemplated in this Agreement or in any of the Ancillary Documents constitutes, results in or gives rise to: (i) a breach or violation or default under any Legal Requirement or Governmental Order applicable to M&M or the Shareholder to the Shareholder’s or M&M’s Knowledge; (ii) a breach of or a default under any Charter or Bylaw provision of M&M; (iii) the acceleration of the time for performance of any obligation under any Contract of M&M or the Shareholder; (iv) the imposition of any Lien upon or the forfeiture of any Assets; (v) a breach of or a default (with or without notice or lapse of time, or both) under any Contract or Lease of M&M or of the Shareholder; or (vi) right to severance payments other than by operation of law (including, without limitation, if such payments become due only if employment is terminated following the Closing), termination, right of termination, modification of terms or change in benefits or burdens under any Contract of M&M.

3.1.4 Capitalization. The Shares constitute all of the issued and outstanding Equity Securities of M&M, all of which are duly authorized, validly issued, fully paid and nonassessable. There is no Contract or Charter or Bylaw provision that obligates M&M to issue, purchase or redeem, or make any payment in respect of, any of its Equity Securities. There is no Contract or Charter or Bylaw provision currently in effect relating to the voting of any Equity Securities of M&M. Except for this Agreement and except as set forth in the Disclosure Letter, there is no Contract pursuant to which M&M or the Shareholder have, directly or indirectly, granted or issued any Equity Security in M&M to any Person or any right to acquire any, or any interest in any, Asset material to the Business. Upon delivery of the certificates representing the Shares and the Spousal Consent, and delivery of the consideration for the Shares as contemplated in this Agreement, Buyer will receive good and marketable title to the Shares, free and clear of any Liens except for community property, marital or similar rights and subject to no rescission rights or similar rights or equities of any kind.

3.1.5 No Subsidiaries. M&M does not own, directly or indirectly, any Equity Securities in any other Person.

Section 3.2. Financial Statements.

3.2.1 Financial Information. Attached to the Disclosure Letter are true and complete copies of each of the following:

(a) The [unaudited] balance sheets of M&M as of December 31, 2004, December 31, 2005 and December 31, 2006 (the “Annual Balance Sheets”) and the related [unaudited] statements of income, stockholders’ equity and cash flows of M&M for such fiscal years (the “Annual Financials” and, together with the Interim Financials, the “Financial Statements”).

(b) The unaudited balance sheet (the “Interim Balance Sheet”) of M&M as of August 31, 2007 (the “Interim Balance Sheet Date”) and the related unaudited statements of income, stockholders’ equity and cash flows for the eight-month fiscal period ended August 31, 2007 (collectively the “Interim Financials”).

3.2.2 Character of Financial Information.

(a) The Annual Financials and the Interim Financials, including in each case, any notes thereto, were prepared in accordance with GAAP on a basis consistent with prior periods and present fairly, in all material respects, the financial position and results of operations of M&M at the respective dates and for the periods specified therein, subject, in the case of the Interim Financials, to normal audit adjustments which are not material in the aggregate. No financial statements of any Person other than M&M are included in the Financial Statements.

(b) M&M makes and keeps books, records and accounts which, in reasonable detail, accurately and fairly reflect the transactions and disposition of its Assets and Liabilities. M&M maintains systems of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP and to maintain accountability for Assets and Liabilities; (iii) access to Assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for Assets is compared with the actual levels at reasonable intervals and appropriate action is taken with respect to any differences.

Section 3.3. Change in Condition.

Except for the matters set forth in the Disclosure Letter:

(a) Since August 31, 2007, the Business has been conducted only in the Ordinary Course of Business (except as may be otherwise permitted by the terms of this Agreement) and, without limiting the generality of the foregoing, M&M has only made capital expenditures in the Ordinary Course of Business;

(b) Since August 31, 2007, M&M has not:

(i) incurred or otherwise become liable in respect of any Debt or become liable in respect of any Guarantee;

(ii) mortgaged or pledged any Asset or subjected any Asset to any Lien;

(iii) sold, leased to others or otherwise disposed of any material Asset;

(iv) purchased any Equity Security of any Person, or any assets material in amount or constituting a business, or been party to any merger, consolidation or other business combination or entered into any Contract (or non-binding letter of intent) relating to any such purchase, merger, consolidation or business combination;

(v) made any loan, advance or capital contribution to or investment in any other Person other than loans or advances made in the Ordinary Course of Business which are not material either singly or in the aggregate;

(vi) canceled or compromised any Debt or claim other than in the Ordinary Course of Business, excluding any Debt which may be retired or satisfied according to the terms of this Agreement;

(vii) sold, transferred, licensed or otherwise disposed of any Intellectual Property other than in the Ordinary Course of Business;

(viii) made or agreed to make any material change in its customary accounting methods or practices (including Tax accounting methods and practices);

(ix) engaged in or become obligated in respect of any transaction with any Affiliate of M&M or of the Shareholder;

(x) waived or released or permitted to lapse any right of material value except in the Ordinary Course of Business or suffered any material damage to or material destruction or loss of any material Asset, whether or not covered by insurance;

(xi) instituted, settled or agreed to settle any material Action; or

(xii) amended its Charter or Bylaws;

(c) Since August 31, 2007, M&M has not:

(i) had, to the Knowledge of M&M or the Shareholder, any change in its relationships with its Employees, agents, independent contractors, customers, referral sources or suppliers materially adverse to the Business;

(ii) made any changes in the rate of Compensation payable (or paid or agreed in writing to pay any extra Compensation) to any director, officer, manager, Employee, consultant or agent (other than increases granted in the Ordinary Course of Business);

(iii) adopted, amended, modified or terminated any Plan or Benefit Arrangement or entered into any plan, program or arrangement that, if in effect as of the date hereof, would be a Plan or Benefit Arrangement;

(iv) adopted, approved, ratified or entered into any collective bargaining agreement, side letter, memorandum of understanding or similar agreement with any labor union covering the Employees; or

(v) entered into any employment agreement on other than an “at will” basis or made any material change in employment terms for any Employee;

(d) Since August 31, 2007, there has been no amendment of any material provision of any Equity Security of M&M;

(e) Since August 31, 2007, M&M has not entered into any Contract to do any of the things referred to in clauses (a) through (d) above with respect to it or the Business;

(f) Since August 31, 2007, no Material Adverse Effect has occurred in respect of M&M; and

(g) Since August 31, 2007, M&M has not:

(i) made any capital expenditure greater than $10,000 except for expenditures for repairs and maintenance in the Ordinary Course of Business or to retire or satisfy any Debt as required in this Agreement; or

(ii) made any change in its authorized or issued Equity Securities or granted or issued any Equity Security or registration right, purchased, redeemed or retired any of its Equity Securities, or declared or made any Distribution.

Section 3.4. Liabilities. M&M has no material Liabilities other than those:

(a) reflected on the Interim Balance Sheet;

(b) incurred since the date of the Interim Balance Sheet in the Ordinary Course of Business and immaterial to M&M; or

(c) incurred in respect of Leases and Contracts set forth in the Disclosure Letter.

Solely for the purpose of this Section 3.4, Liabilities that equal or exceed $10,000, individually or in the aggregate, shall be conclusively deemed to be material.

Section 3.5. Debt. Except as set forth in the Disclosure Letter, M&M does not have any Debt outstanding.

Section 3.6. Assets.

3.6.1 Title to Assets; No Owned Real Estate. M&M has good and marketable title to, or, in the case of property held under lease or other Contract, a valid and Enforceable right to use under an Enforceable lease or license, all of its properties and assets, whether real property or personal or Intellectual Property and whether tangible or intangible, reflected in the Interim Balance Sheet or acquired after the Interim Balance Sheet (except as sold or otherwise disposed of since the Interim Balance Sheet Date in the Ordinary Course of Business or as otherwise permitted by this Agreement to be disposed of since the Interim Balance Sheet Date) (collectively the “Assets”). Except as set forth in the Disclosure Letter, M&M does not own, nor has it ever owned, any real property and buildings in fee. No Asset is subject to any Lien except as described in the Disclosure Letter. The Assets (including, without limitation, the Intellectual Property and the Leases, as well as any Contracts to which M&M is a party), constitute all of the properties, rights and assets held for or used in, or necessary for the continued conduct of, the Business as currently conducted.

3.6.2 Real Property Leases. The Disclosure Letter sets forth a true, correct and complete list of each facility or location (including the M&M Premises) which is currently leased or subleased, or which has been agreed to be leased or subleased, as lessee or sublessee by M&M (all of the leases, subleases or other Contracts pursuant to which such facilities or locations are held or are to be held being referred to herein collectively as the “Leases”). The Disclosure Letter also specifically identifies those Leases scheduled to expire within one year of the Closing Date.

Except as set forth in the Disclosure Letter:

(a) each Lease is an Enforceable agreement of M&M and, to the Knowledge of M&M and the Shareholder, the other parties thereto;

(b) M&M, to its Knowledge, has fulfilled all material obligations required to have been performed by it under each Lease to which it is a party;

(c) M&M, to its Knowledge, is in not in breach of, or in default under, any Lease, and no event has occurred that, with the passage of time or giving of notice or both, would constitute such a breach or default, result in a loss of rights or result in the creation of any Lien thereunder or pursuant thereto;

(d) To the Knowledge of M&M and the Shareholder: (i) there is no existing breach or default by any other party to any Lease; and (ii) no event has occurred which with the passage of time or giving of notice or both would constitute such a breach or default by such other party, result in a loss of rights or result in the creation of any Lien thereunder or pursuant thereto;

(e) M&M is not obligated to pay any leasing or lease brokerage commission as a result of the transactions contemplated hereby;

(f) There is not pending or, to the Knowledge of M&M or the Shareholder, threatened, any eminent domain taking affecting any of the real properties which are the subject of the Leases; and

(g) M&M has provided Buyer with true and correct copies of all Leases, including any amendments thereto.

3.6.3 Condition and Sufficiency of Assets. The buildings and equipment of M&M are: (a) in good operating condition and repair, normal wear and tear excepted; and (b) adequate for the uses to which they are being put. None of such buildings or equipment is in need of maintenance or repairs except for ordinary maintenance and repairs that are not material in nature or cost. The buildings and equipment of M&M are sufficient for the continued conduct of the Business as it is currently conducted.

Section 3.7. Intellectual Property Rights.

3.7.1 Intellectual Property

(a) The Disclosure Letter lists and identifies all Intellectual Property that is directly or indirectly owned by M&M and specifically identifies the owner and each license, agreement or other permission that M&M has granted to any third party with respect to any of the Intellectual Property.

(b) The Disclosure Letter identifies each patent or registration that has been issued to M&M with respect to any of the Intellectual Property and lists and identifies each pending patent application or application for registration that M&M has made with respect to any of the Intellectual Property.

(c) M&M has delivered to Buyer correct and complete copies of all patents, Marks, copyrights, registrations, applications, licenses, agreements and permissions (as any of the foregoing has been amended to date) and correct and complete copies of all other written documentation evidencing ownership and prosecution (if applicable) of each item of Intellectual Property.

(d) Except as otherwise indicated in the Disclosure Letter, and to M&M’s Knowledge:

(i) M&M possesses all right, title and interest in and to the Intellectual Property, free and clear of any Lien, license or other restriction and such Intellectual Property is not subject to any outstanding injunction, judgment, order, decree, ruling or charge;

(ii) No Action is pending and, to the Knowledge of M&M and the Shareholder, no Action is threatened that challenges the legality, validity, enforceability, use or ownership of any of the Intellectual Property; and

(iii) M&M has never agreed to indemnify any Person for or against any interference, infringement, misappropriation or other conflict with respect to any of the Intellectual Property.

3.7.2 Third Party Intellectual Property. The Disclosure Letter lists and identifies any Intellectual Property licensed to M&M by a third party (the “Third Party Intellectual Property”) pursuant to a license, sublicense, agreement or permission (each a “License”) and identifies the owner or licensor of the Third Party Intellectual Property. M&M has delivered to Buyer correct and complete copies of each License. With respect to each item of Third Party Intellectual Property:

(a) Each License covering one or more items of Third Party Intellectual Property is, as to M&M, in full force and effect and Enforceable and, to the Knowledge of M&M and the Shareholder, is in full force and effect and Enforceable as to any other party to such License;

(b) Each License covering one or more items of Third Party Intellectual Property will continue to be in full force and effect and Enforceable on identical terms following the consummation of the transactions contemplated by this Agreement;

(c) To the Knowledge of M&M and the Shareholder, no party to a License covering one or more items of Third Party Intellectual Property is in breach or default, and no event has occurred that with notice or lapse of time would constitute a breach or default, or permit termination, modification or acceleration thereunder;

(d) No other party to a License covering one or more items of Third Party Intellectual Property has notified M&M that it has repudiated any provision thereof;

(e) With respect to any sublicense covering one or more items of Third Party Intellectual Property, the representations and warranties set forth in subsections (a) through (d) above are true and correct with respect to the underlying License;

(f) No Action, injunction, judgment, order, decree or ruling is pending or, to the Knowledge of M&M and the Shareholder, is threatened that challenges the legality, validity or enforceability of the underlying item of Third Party Intellectual Property; and

(g) M&M has not granted any sublicense or similar right with respect to any Third Party Intellectual Property.

3.7.3 No Infringement. Except as set forth in the Disclosure Letter, and to the Knowledge of M&M and the Shareholder, the use or sale by M&M of any products or services in the Business and use by M&M of the Intellectual Property used in the Business do not interfere with, infringe on, misappropriate or otherwise come into conflict with any Intellectual Property rights of any other Person and have not interfered with, infringed on, misappropriated or otherwise come into conflict with, any Intellectual Property rights of any other Person and, to the Knowledge of M&M and the Shareholder, no activity of any other Person infringes upon the rights of M&M with respect to any of its Intellectual Property. Except as set forth in the Disclosure Letter, no Action alleging or relating to any such infringement against the rights of M&M or any other Persons is currently pending or, to the Knowledge of M&M and the Shareholder, threatened. To the Knowledge of M&M and the Shareholder, no other Person has interfered with, infringed upon, misappropriated or otherwise come into conflict with any rights of M&M in its Intellectual Property.

3.7.4 Use of Intellectual Property by Buyer. Each item of Intellectual Property owned or licensed by M&M immediately prior to the Closing will be owned or available for use by M&M on identical terms and conditions immediately subsequent to the Closing except as may be disclosed in the Disclosure Letter. M&M has taken all necessary action to maintain and protect each item of Intellectual Property that it owns or licenses.

3.7.5 Nondisclosure. No trade secret or any other non-public, proprietary information material to the Business has been authorized to be disclosed or, to the Knowledge of M&M and the Shareholder, has been actually disclosed to any Employee or any other Person other than pursuant to a nondisclosure agreement restricting the disclosure and use of such trade secret or information.

Section 3.8. Certain Contracts. Set forth in the Disclosure Letter is a true and complete list of each of the following Contracts of M&M;

(a) All collective bargaining agreements and other labor agreements, all material employment or consulting agreements and all other written plans, agreements, arrangements or practices which provide for Compensation or benefits to any of the directors, officers or Employees of M&M, except to the extent any of the foregoing provide for a Plan or Benefit Arrangement;

(b) All Contracts under which M&M is or may become obligated to pay any brokerage, finder’s or similar fees or expenses in connection with, or incur any severance pay or special Compensation obligations which would become payable by reason of, this Agreement or the consummation of the transactions contemplated hereby;

(c) All Contracts under which M&M is, or will after the Closing be, restricted from carrying on any business or other activities anywhere in the world;

(d) All Contracts of M&M (including, without limitation, options) to: (i) sell or otherwise dispose of any material Asset or (ii) purchase or otherwise acquire any property or properties or other assets except for purchase orders in the Ordinary Course of Business or less than $10,000 in amount;

(e) All Contracts under which M&M has any Liability for Debt or constituting or giving rise to a Guarantee of any Liability of any other Person, or under which any other Person has any Liability constituting or giving rise to a Guarantee of any Liability of M&M (including, without limitation, partnership and joint venture agreements) or under which any default could arise or penalty or payment could be required in the event of any action or inaction of M&M;

(f) Any Contract under which any tangible personal property having a cost or capital lease obligation in excess of $10,000 is held or used by M&M;

(g) Any Contract under which M&M may become obligated to pay any amount in excess of $10,000 in respect of indemnification obligations or purchase price adjustment provisions, including in connection with any: (i) acquisition or disposition of assets; securities or real property; (ii) other acquisition or disposition of assets; (iii) assumption of liabilities or warranty; (iv) settlement of claims; (v) merger, consolidation or other business combination; or (vi) a series or group of related transactions or events of a type specified in subclauses (i) through (v) hereof; and, if with respect to any Contract there exists any pending or, to the Knowledge of M&M and the Shareholder, threatened Action that could reasonably be expected to result in M&M being liable to pay an aggregate amount in excess of $10,000 or there currently exist circumstances that would reasonably be expected to give rise to such an Action, such Action or circumstances are described in the Disclosure Letter;

(h) All Contracts with any director, officer, Employee or Affiliate of M&M;

(i) All Contracts for the employment of Employees or retention of any Person as a consultant by M&M;

(j) Any Contract granting a power of attorney;

(k) Any Contract under which M&M has made advances or loans to any Person;

(l) Any partnerships, joint ventures, strategic alliances or other similar Contracts;

(m) Any Contract providing for severance, retention, change in control or other similar payments;

(n) All Contracts relating to commission arrangements with others (other than those listed under subsection (o) below) pursuant to which $10,000 or more is expected to be paid by M&M during its fiscal year ending December 31, 2007 or thereafter;

(o) Any other Contract of a type not specifically covered in clauses (a) through (n) above entered into other than in the Ordinary Course of Business which involves payments by or on behalf of or to M&M in excess of $10,000 during its fiscal year ending December 31, 2007 or $10,000 over the remaining term of such Contract or the termination of which may reasonably be expected to require payments by M&M exceeding $10,000; and

(p) Any other Contract of a type not specifically covered in clauses (a) through (o) hereof that are otherwise material to M&M, or are otherwise necessary to conduct the Business as currently conducted consistent with past practice and as currently contemplated to be conducted after the Closing.

M&M has previously delivered to Buyer a true and complete copy of each Contract listed in the Disclosure Letter, including, without limitation, all amendments to such Contracts (such Contracts required to be listed in the Disclosure Letter, together with the Licenses and Insurance Policies being referred to herein collectively as the “Material Contracts”). Each Material Contract is in full force and effect and is Enforceable by M&M against each other Person party thereto. To M&M’s and the Shareholder’s Knowledge, no breach or default by M&M under any of the Material Contracts has occurred and is continuing, and no event has occurred or circumstance exists which with notice or lapse of time would constitute a material breach or default or permit termination, modification or acceleration by any other Person under any of the Material Contracts or would result in creation of any Lien thereunder or pursuant thereto. To the Knowledge of M&M and the Shareholder, no breach or default by any other Person under any of the Material Contracts has occurred and is continuing, and no event has occurred or circumstance exists that, with notice or lapse of time, would constitute a breach or default or permit termination, modification or acceleration by M&M under any of the Material Contracts or would result in creation of any Lien thereunder or pursuant thereto.

The Liabilities accrued on the Financial Statements accurately reflect all of the Contracts of M&M under any deferred compensation arrangements between M&M and any Employees.

Section 3.9. Insurance.

3.9.1 The Disclosure Letter lists all: (i) fire, theft, casualty, general liability, workers compensation, fidelity, errors and omissions, business interruption, environmental, product liability, automobile and other insurance policies maintained at any time in the two years preceding the date hereof by M&M relating to M&M or the Business, (ii) life insurance policies maintained by M&M on the life of any of its Employees, officers or directors (the policies referred to in clauses (i) and (ii) hereof being collectively referred to as the “Insurance Policies”), specifying, in the case of non-group life insurance policies covering specific individuals, the type of coverage, the amount of coverage, the premium, the insurer, each covered insured, the policy owner, the expiration date of each such policy and a description of any retroactive premium adjustments or other loss-sharing arrangements, (iii) self-insurance arrangements by or affecting M&M, any sharing of risk contracts or arrangements affecting M&M and any obligations of M&M to any third party with respect to insurance, and (iv) excess loss or catastrophic loss reinsurance arrangements maintained by M&M or to which M&M is a party. True, correct and complete copies of all Insurance Policies have been previously delivered by M&M to Buyer.

3.9.2 Each of the Insurance Policies is in full force and effect and is Enforceable against the applicable insurance provider and will continue to be so Enforceable immediately after the Closing in accordance with its terms as in effect immediately before the Closing. All premiums due and payable on any of the Insurance Policies or renewals thereof have been paid or will be paid timely through the Closing Date, and there is no default (including with respect to the payment of premiums or the giving of notices) by M&M under the Insurance Policies nor any default by any other party to the Insurance Policies that is known by M&M or the Shareholder, and, to the Knowledge of M&M and the Shareholder, no event has occurred which, with notice or the lapse of time, would constitute such a breach or default or permit termination, modification or acceleration under any of the Insurance Policies. M&M has not received any written notice from the insurer denying coverage or reserving rights with respect to a particular claim currently pending under any Insurance Policy or with respect to any Insurance Policy in general except as specified. Since the Interim Balance Sheet Date, M&M has not incurred any loss, damage, expense or liability that was or would be covered by any Insurance Policy for which it has not properly asserted a claim under any Insurance Policy. M&M is covered by types of insurance customary for the industry in which it is engaged and in coverage amounts reasonable for companies of its size.

3.9.3 Set forth in the Disclosure Letter is a list of all insured losses in excess of $10,000 suffered by M&M in the last two years, the amount of all claims for recovery with respect thereto, the amount recovered and, for any claim denied, the reason for such denial. Except as set forth in the Disclosure Letter, no Insurance Policy has been cancelled within the last two years and, to the Knowledge of M&M and the Shareholder, no threat has been made to cancel any Insurance Policy during such period.

Section 3.10. Transactions with Affiliates.

3.10.1 Except for the matters specified in the Disclosure Letter, none of the officers, directors or Employees of M&M or the Shareholder or any of their Affiliates is an officer, director, employee, consultant or has any interest in any business which is a competitor, distributor, supplier, landlord, tenant, creditor, debtor or vendor of, or which is party to any Contract with, M&M and, after the Closing, M&M will not have any liability or obligation to or for the benefit of the Shareholder or any of his Affiliates. Except for the matters specified in the Disclosure Letter: (a) there are no Assets owned by any Affiliate of M&M (other than Assets owned by M&M) that M&M leases, licenses or otherwise has the right to use which are used in, or necessary to, the conduct of the Business; and (b) there are no services or staffing being provided to the Business by any Affiliate of M&M (other than services or staffing provided by M&M) except pursuant to written Contracts set forth in the Disclosure Letter.

3.10.2 Each Contract, agreement or arrangement between M&M, on the one hand, and any Affiliate of M&M or the Shareholder, or any director, officer or Employee of M&M or the Shareholder, on the other hand, is on commercially reasonable terms no more favorable to such Affiliate, director, officer or Employee than what any third party negotiating on an arms-length basis would expect.

Section 3.11. Permits and Compliance with Laws. Except as set forth in the Disclosure Letter and without regard to environmental matters which are covered in Section 3.14 of this Agreement, M&M has all licenses, permits and qualifications necessary to conduct the Business in the jurisdictions listed in the Disclosure Letter, which is each jurisdiction in which M&M does business or owns property, or in which such license, permit or qualification is otherwise required. Set forth in the Disclosure Letter is a list of all such licenses, permits and qualifications. During the two years prior to the date hereof, (a) M&M has not had any material license or qualification to conduct business in any jurisdiction revoked or suspended or been involved in a proceeding to revoke or suspend such license or qualification, nor, to the Knowledge of M&M and the Shareholder, has any investigation been conducted, or is pending, in any such jurisdiction with a view to revocation or suspension of any such license, (b) to the Knowledge of M&M and the Shareholder, M&M has complied in all material respects with all laws, regulations and orders applicable to the Business and the present use by such Person of its properties, and the Business conducted by M&M does not violate in any material respect any such laws, regulations or orders, and (c) M&M has timely filed all material reports and returns required by any Legal Requirement or policy of any Governmental Authority, and, to the Knowledge of M&M and the Shareholder, all such returns and reports are true and correct, and there are no deficiencies with respect to such filings or submissions.

Section 3.12. Tax Matters. Except as set forth in the Disclosure Letter or the Interim Balance Sheet:

(a) (i)  All Tax Returns required to be filed on or before the Closing Date by, or with respect to, M&M have been or will be timely filed (taking into account permitted extensions) with the appropriate taxing authorities; (ii) the Tax Returns have accurately reflected and will accurately reflect all material liability for Taxes of M&M required to be shown thereon for the periods covered thereby; (iii) M&M has timely paid or withheld all Taxes due and payable; (iv) with respect to any period for which Tax Returns have not yet been filed or for which Taxes are not yet due or owing (including contingent and deferred Tax liabilities), M&M has made accruals for the full amount of such Taxes on the Interim Financials (whether or not it has or may have a right of reimbursement against another Person); (v) no recorded Liens for Taxes upon the Assets exist (nor, to the Knowledge of M&M and the Shareholder, are there any contemplated Liens for Taxes upon the Assets); (vi) M&M is not currently the beneficiary of any extension of time within which to file any Tax Return; (vii) no written claim has ever been made by an authority in a jurisdiction where M&M does not file Tax Returns that M&M is or may be subject to taxation by that jurisdiction; (viii) all required estimated Tax payments sufficient to avoid any underpayment penalties have been made by or on behalf of M&M; and (ix) M&M has disclosed on its Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income tax within the meaning of Section 6662 of the Code (or any corresponding local law).

(b) M&M has not been a member of an affiliated group filing a consolidated Tax Return (other than a group the parent of which was M&M). M&M does not have any Liability for Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.

(c) M&M has withheld and paid all material Taxes required to have been withheld and paid on or before the date hereof in connection with amounts paid or owing to any Employee, independent contractor, creditor, shareholder, foreign person or other Person.

(d) There is no dispute or claim with or audit by any Governmental Authority concerning any material Tax liability of M&M. Neither M&M nor the Shareholder has received any written notice to the effect that, and neither of them has any Knowledge that, any Governmental Authority intends to conduct such an audit or investigation or assert such an assessment, claim or deficiency. No issue has been raised by a Governmental Authority in any prior examination of M&M which, by application of the same or similar principles, could reasonably be expected to result in a material proposed deficiency for any subsequent taxable period. The Disclosure Letter lists all federal, state, local and foreign original or amended Tax Returns relating to Income Taxes filed with respect to M&M during the last five years, indicates those Tax Returns relating to Income Taxes that have been audited and indicate those Tax Returns relating to Income Taxes that currently are the subject of audit. M&M has delivered to Buyer correct and complete copies of all portions of federal income Tax Returns and examination reports which pertain to M&M, and statements of deficiencies assessed against or agreed to by M&M during the last five years.

(e) M&M has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(f) No power of attorney has been granted by M&M with respect to any Tax matter that is currently in force.

(g) M&M: (i) has not made any payments; (ii) is not obligated to make any payments; or (iii) is not a party to any agreement that under certain circumstances could (individually or collectively) obligate it to make any payments that will not be deductible under Code Section 280G.

(h) There are no Tax sharing, allocation, indemnification or similar agreements or arrangements in effect between M&M, and any other Person under which M&M could be liable for any Taxes or other claims of any other Person.

(i) M&M has not applied for, been granted or agreed in writing to any accounting method change for which it will be required to take into account any adjustment under Section 481 of the Code or any similar provision of the Code or the corresponding tax laws of any nation, state or locality.

(j) No indebtedness of M&M consists of “corporate acquisition indebtedness” within the meaning of Section 279 of the Code.

(k) M&M has not distributed stock or Equity Securities of another Person, or had its stock or Equity Securities distributed by another Person, in a transaction that was purported or intended to be governed in whole or in party by Section 355 or 361 of the Code.

(l) M&M has delivered to Buyer true and complete copies of all material Tax Returns of M&M for all taxable periods ending on or after December 31, 2004.

(m) During the last five years, M&M has not: (i) inconsistent with past practice, made or changed any election concerning any material Taxes, changed an annual accounting period or adopted or changed any accounting method; or (ii) amended any Tax Return, settled any material Tax action, suit, investigation, audit or claim or surrendered any right to claim a refund of any material Taxes.

(n) M&M has maintained, in all material respects, with respect to transfer pricing, proper intercompany agreements and concurrent and supporting documentation as required under OECD guidelines and all applicable Tax laws, such that no transfer pricing amounts will be denied as deductions in any jurisdiction either by reason of a lack of proper agreements or supporting documentation or by reason of a non-compliance with the “arm’s length” principle as defined under OECD transfer pricing guidelines. The terms of the transfer pricing agreements involving M&M satisfy the requirements set by the applicable Tax law and by the respective Governmental Authority such that no transfer pricing amount will be denied as deductions or will be considered to have created income to M&M of a type other than that specified in the transfer pricing agreement.

(o) M&M has not executed or entered into any written agreement with, or obtained or applied for any written consent or written clearance or any other Tax ruling from, nor has there been any written agreement executed or entered into on behalf of it with any Governmental Authority, relating to material Taxes, including any IRS private letter rulings or comparable rulings of any Governmental Authority and closing agreements pursuant to Section 7121 of the Code or any predecessor provision thereof or any similar provision of any law.

(p) No property owned by M&M is: (i) property required to be treated as being owned by another Person pursuant to the provisions of Section 168(f)(8) of the Internal Revenue Code of 1954, as amended and in effect immediately prior to the enactment of the Tax Reform Act of 1986; (ii) “tax-exempt use property” within the meaning of Section 168(h)(1) of the Code; (iii) “tax-exempt bond financed property” within the meaning of Section 168(g)(5) of the Code; (iv) “limited use property” within the meaning of Rev. Proc. 2001-28; (v) subject to Section 168(g)(1)(A) of the Code; (vi) subject to a “section 467 rental agreement” as defined in Section 467 of the Code; (vii) subject to any provision of any law comparable to any of the provisions listed above; or (viii) an interest (other than indebtedness within the meaning of Section 163 of the Code) in an entity treated for United States federal income tax purposes as a corporation, partnership, trust, REMIC or a disregarded entity.

(q) None of the Assets or Liabilities of M&M is a debt obligation that: (i) was issued with “original issue discount” as that term is defined in Section 1273(a) of the Code; (ii) is a “registration-required obligation” as defined in Section 163(f)(2) of the Code; (iii) is an “applicable high yield discount obligation” as defined in Section 163(i)(1) of the Code; or (iv) is a “disqualified debt instrument” as defined in Section 163(l)(2) of the Code.

(r) M&M has no elections in effect for federal Income Tax purposes under Sections 108, 168, 441, 472, 1017, 1033 or 4977 of the Code or under any similar provisions of state, local or foreign law.

(s) M&M has not, within the scope of Section 999 of the Code, participated in or cooperated with any international boycott or has been requested to do so in connection with any transaction or proposed transaction.

(t) None of the transactions to be consummated pursuant to this Agreement will give rise to withholding obligations under any provision of law (including Section 1445 of the Code).

(u) M&M has not taken any measures or entered into any transaction which is a constructive dividend or made any material payment that can be qualified as a deemed dividend under any United States or foreign Legal Requirement.

(v) M&M is not thinly capitalized and all material interest expense is deductible for corporate Income Tax purposes.

(w) M&M has not directly or indirectly entered into any transactions likely to be disqualified or recharacterized by any Governmental Authority on the grounds that they are designed to circumvent Tax obligations.

(x) M&M has not been a party to or entered into any transactions, schemes or arrangements that were entered into solely, wholly or mainly with a view to avoiding, reducing, postponing or extinguishing any actual liability for Tax or which contain steps inserted without any commercial or business purpose.

(y) M&M has never been a passive foreign investment company with the meaning of Section 1297 of the Code, a foreign investment company within the meaning of Section 1246 of the Code or a foreign personal holding company within the meaning of Section 552 of the Code.

(z) For purposes of this Section 3.12 and Article VI, any reference to M&M shall include any Person that merged with or was liquidated into M&M.

Section 3.13. Employee Relations and Employee Benefit Plans

3.13.1 Employee Relations. Except as set forth in the Disclosure Letter:

(a) To its Knowledge, M&M is in material compliance with all federal, state or other applicable laws, domestic or foreign, respecting employment and employment practices, terms and conditions of employment and wages and hours of employment;

(b) No legal claim in respect of application for employment, employment or termination of employment of any Person has been asserted or, to the Knowledge of M&M and the Shareholder, threatened, against M&M;

(c) To its Knowledge, M&M has not engaged, nor is it currently engaged, in any unfair labor practice;

(d) No unfair labor practice complaint against M&M is pending before the National Labor Relations Board;

(e) There is no labor strike, dispute, slowdown or stoppage actually pending or, to the Knowledge of M&M and the Shareholder, threatened against or involving M&M;

(f) M&M is not a party to any collective bargaining agreement and no collective bargaining agreement is currently being negotiated by M&M;

(g) None of the Employees is represented by a labor union;

(h) To the Knowledge of M&M and the Shareholder, no petition has been filed or proceedings instituted by any Employee or group of Employees with any labor relations board seeking recognition of a bargaining representative;

(i) To the Knowledge of M&M and the Shareholder, there is no organizational effort currently being made or threatened by or on behalf of any labor union to organize any Employees;

(j) There are no other controversies or disputes pending between M&M and any of its Employees, except for such controversies and disputes with individual Employees arising in the Ordinary Course of Business that have not had and may not reasonably be expected to result in a material Liability of M&M;

(k) M&M has taken any and all actions necessary to comply with the Worker Adjustment and Retraining Notification Act with respect to any event or occurrence since M&M’s inception; and

(l) None of the Employees has terminated his or her employment with M&M in the last three (3) months or notified M&M or the Shareholder of any intention to terminate his or her employment.

3.13.2 Employee Benefit Plans.

(a) List of Plans; Documents. Set forth in the Disclosure Letter is an accurate and complete list of all Plans and Benefit Arrangements maintained by M&M. M&M has, with respect to each such Plan and Benefit Arrangement, delivered to Buyer true and complete copies of: (i) all current Plan texts and agreements and related trust agreements or annuity contracts and any amendments thereto; (ii) all summary plan descriptions and material employee communications; (iii) all Forms 5500 filed (including all schedules thereto and the opinions of independent accountants) in respect of such Plans and Benefits; (iv) the most recent actuarial valuation; (v) the most recent annual and periodic accounting of Plan assets; (vi) if the Plan or Benefit Arrangement is intended to qualify under Section 401(a) or 403(a) of the Code, the most recent determination letter received from the Internal Revenue Service; and (vii) all material communications with any governmental entity or agency (including, without limitation, the Department of Labor, Internal Revenue Service and the Pension Benefit Guaranty Corporation).

(b) Status of Plans. Except as set forth in the Disclosure Letter:

(i) No Plan is a defined benefit pension plan, and M&M has not ever maintained a defined benefit pension plan;

(ii) M&M has not incurred any liability under Section 4201 of ERISA for a complete or partial withdrawal from, or agreed to participate in, any multiemployer plan as such term is defined in Section 3(37) of ERISA;

(iii) All Plans and Benefit Arrangements have been administered in accordance with their respective terms and comply in all material respects with any applicable Legal Requirements, including applicable provisions of ERISA and the Code, including Section 4980B of the Code and Part 6 of Subtitle B of title I of ERISA and any regulations thereunder (“COBRA”), the Health Insurance Portability and Accountability Act of 1996 and any applicable similar state law;

(iv) No prohibited transaction (which shall mean any transaction prohibited by Section 406 of ERISA and not exempt under Section 408 of ERISA or by Section 4975 of the Code) has occurred with respect to any Plan or Benefit Arrangement (i) which would result in the imposition, directly or indirectly, of a material excise tax under Section 4975 of the Code or a material civil penalty under Section 502(i) of ERISA, or (ii) the correction of which would result in a material Liability to M&M; and no actions have occurred which could result in the imposition of a penalty or excise tax under any section or provision of ERISA or the Code;

(v) No Plan or Benefit Arrangement is a multiemployer plan as defined in Section 414(f) of the Code or Section 3(37) or 4001(a)(31) of ERISA, and M&M has not ever been a party to or participant in a multiemployer plan;

(vi) No Plan or Benefit Arrangement is a multiple employer plan within the meaning of Section 413(c) of the Code or Section 4063, 4064 or 4066 of ERISA, and no employee benefit plan is a multiple employer welfare arrangement as defined in Section 3(40) of ERISA;

(vii) Each employee pension benefit plan, as defined in Section 3(2) of ERISA, that is not qualified under Section 401(a) or 403(a) of the Code is exempt from Part 2, 3 and 4 of Title I of ERISA as an unfunded plan that is maintained primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees, pursuant to Sections 201(2), 301(a)(3) and 401(a)(1) of ERISA; no assets of M&M are allocated to or held in a “rabbi trust” or similar funding vehicle;

(viii) No complete or partial termination of any Plan or Benefit Arrangement has occurred or is expected to occur as a result of this Agreement and the consummation of the transactions contemplated hereby;

(ix) M&M does not have any commitment or understanding to create, modify or terminate any Plan or Benefit Arrangement;

(x) Except as required by applicable law, to M&M’s Knowledge no condition or circumstance exists that would prevent the subsequent unrestricted amendment or termination of any Plan or Benefit Arrangement; and

(xi) No event has occurred and no condition or circumstance has existed that will, or could, result in any increase in the benefits under, or the expense of maintaining, any Plan or Benefit Arrangement from the level of benefits or expense incurred for M&M’s fiscal year ended December 31, 2006 (other than increases in the expense of maintaining such Plans and Benefit Arrangements incurred in the Ordinary Course of Business).

(c) Liabilities. Except as set forth in the Disclosure Letter:

(i) No Plan or Benefit Arrangement provides benefits to any current or former Employee beyond retirement or other termination of service (other than coverage mandated by COBRA, the cost of which is fully paid by the current or former Employee or his or her dependents);

(ii) M&M does not maintain any Plan which is an “employee welfare benefit plan” (as such term is defined in Section 3(1) of ERISA) that has provided any “disqualified benefit” (as such term is defined in Section 4976(b) of the Code) with respect to which any excise Tax could be imposed;

(iii) No person is entitled to, with respect to employment with M&M: (A) any pension benefit that is unfunded or (B) any pension or other benefit to be paid after termination of employment (other than pursuant to a Plan that is Tax-qualified under Section 401(a) of the Code); and, no other benefits whatsoever are payable to any Employee after termination of employment;

(iv) M&M has not incurred any liability for any Tax or excise Tax arising under Section 4977, 4979, 4980, 4980B or 4980D of the Code, and no event has occurred and no condition or circumstance has existed that could give rise to any such liability;

(v) No Actions are pending, or, to the Knowledge of M&M and the Shareholder, threatened, anticipated or expected to be asserted against any Plan or Benefit Arrangement or the assets of any such Plan or Benefit Arrangement (other than routine claims for benefits and appeals of denied routine claims);

(vi) No Plan or Benefit Arrangement or any fiduciary thereof, is or has been the direct or indirect subject of an audit, investigation or examination by any governmental or quasi-governmental agency or has entered into a settlement with such agency; and

(vii) M&M does not have any material liability under any such Plan or Benefit Arrangement that is not reflected in the Financial Statements.

(d) Contributions. Except as set forth in the Disclosure Letter:

(i) Full payment has been made of all material amounts which M&M is required, under applicable law, under any Plan or Benefit Arrangement or under any agreement relating to any Plan or Benefit Arrangement to which M&M is a party, to have paid as contributions thereto as of the last day of the most recent fiscal year of such Plan or Benefit Arrangement ended prior to Closing;

(ii) All contributions by M&M to a Plan or a Benefit Arrangement have been deducted, or can be deducted, in the taxable year for which such contributions are made and no such contribution deduction has been challenged or disallowed;

(iii) M&M has made adequate provision for reserves to make Plan or Benefit Arrangement contributions that have accrued or will have accrued through Closing, but that have not been made because they are not yet due under the terms of any Plan or Benefit Arrangement or related agreements; and

(iv) Benefits under all Plans or Benefit Arrangements are materially as represented in this Agreement and have not been increased subsequent to the date as of which Plan documents were provided or made available to Buyer.

(e) Tax Qualification. Except as set forth in the Disclosure Letter:

(i) Each Plan intended to be qualified under Section 401(a) of the Code has been determined to be so qualified, as to design, by the Internal Revenue Service;

(ii) Each trust established in connection with any Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code continues to be exempt; and

(iii) Since the date of each most recent determination referred to in this subsection (e), to M&M’s Knowledge no event has occurred and no condition or circumstance has existed that resulted or is likely to result in the revocation of any such determination or that could adversely affect the qualified status of any Plan or the exempt status of any such related trust.

(f) Triggering Events. Except as set forth in the Disclosure Letter:

(i) The execution of this Agreement and the consummation of the transactions contemplated hereby do not constitute a triggering event under any Plan or Benefit Arrangement, policy, arrangement, statement, commitment or agreement, whether or not legally Enforceable, which (either alone or upon the occurrence of any additional or subsequent event) will or may result in any payment (whether of severance pay or otherwise), acceleration, vesting or increase in benefits to any Employee or former Employee or director of M&M; and

(ii) No Plan or Benefit Arrangement provides for the payment of severance benefits upon the termination of employment of any Employee.

3.13.3 Compensation of Employees. Set forth in the Disclosure Letter is an accurate and complete list showing the names of all Employees who are expected to be employed by M&M on the Closing Date. Such list sets forth the present salary or hourly wage, annual bonus opportunity and the total cash Compensation from January 1, 2007 through August 31, 2007 for such Employees.

Section 3.14. Environmental Matters.

(a) As to Leases and any real property previously leased, operated, managed or otherwise used by M&M, except as set forth in the Disclosure Letter, M&M is, and has at all times been, in compliance in all respects with Environmental Laws. Except as set forth in the Disclosure Letter, M&M has not received written notice of any Action pending against it nor, to the Knowledge of M&M and the Shareholder, is there any reasonable basis for any Action or is any Action threatened against M&M, in each case in respect of (i) noncompliance by M&M with any Environmental Laws, or (ii) the presence or release or threatened release into the environment of any Hazardous Substance whether or not generated by M&M or located at or about or emanating from or to any facility, location, building or site currently or heretofore leased, operated, managed or otherwise used by M&M or any predecessor entity of it.

(b) As to Leases and any real property previously leased, operated, managed or otherwise used by M&M, except as set forth in the Disclosure Letter and except for any other matters that would not result in any material Liability to M&M, to M&M’s Knowledge, no event has occurred or condition exists or operating practice is being engaged in that could give rise to any Liability or Losses on the part of M&M or Buyer either at the present or at any future time (including, without limitation, any obligation to conduct any remedial or monitoring work) under any Environmental Laws or otherwise resulting from or relating to the handling, storage, use, transportation or disposal of any Hazardous Substance by or on behalf of M&M or any of their respective predecessors or otherwise.

Section 3.15. Inventory. All Inventory reflected in the Interim Balance Sheet: (a) had a commercial value at least equal to the value shown on the face of the Interim Balance Sheet; (b) is valued in accordance with GAAP at the lower of cost (on a [FIFO, LIFO or other] basis) or market; and (c) consists of a quality and quantity usable and salable in the Ordinary Course of Business, except for slow-moving, damaged or obsolete items (all of which have been written down to net realizable value or for which adequate reserves have been provided and all mark-up has been eliminated). All Inventory manufactured or purchased since the Interim Balance Sheet Date consists of a quality and quantity usable and saleable in the Ordinary Course of Business. Except as set forth in the Disclosure Letter, all Inventory is located at, or is in transit to or from the M&M Premises. Except as set forth in the Disclosure Letter, all work-in-process contained in the Inventory constitutes items in process of production pursuant to Contracts to which such work-in-process relates and will require no rework with respect to services performed prior to the Closing except to the extent labor attributable to such rework has been reasonably taken into consideration in valuing such work-in-process.

Section 3.16. Accounts Receivable; Accounts Payable.

3.16.1 Accounts Receivable. All accounts receivable of M&M have arisen from bona fide transactions in the Ordinary Course of Business consistent with past practice and are payable on ordinary trade terms. All accounts receivable of M&M reflected on the Interim Balance Sheet are, to the Knowledge of M&M and the Shareholder, good and collectible at the aggregate recorded amounts thereof, net of any applicable reserve for returns or doubtful accounts reflected thereon, which reserves were calculated in a manner consistent with past practice and in accordance with GAAP consistently applied. All accounts receivable arising after the Interim Balance Sheet Date are, to the Knowledge of M&M and the Shareholder, good and collectible at the aggregate recorded amounts thereof, net of any applicable reserve for returns or doubtful accounts, which reserves were calculated in a manner consistent with past practice and in accordance with GAAP consistently applied. None of the accounts receivable of M&M: (i) is subject to any known or threatened setoffs or counterclaims; or (ii) represents obligations for goods or services sold on consignment, on approval or on a sale-or-return basis or subject to any other repurchase or return arrangement.

3.16.2 Accounts Payable. All accounts payable of M&M reflected in the Interim Balance Sheet are the result of bona fide transactions in the Ordinary Course of Business and have been paid or are not yet due and payable.

Section 3.17. No Litigation. Except as set forth in the Disclosure Letter and without regard to environmental matters which are covered in Section 3.14 of this Agreement, there is no Action pending or, to the Knowledge of M&M and the Shareholder, threatened with respect to which M&M is or would be a party. There is no Action pending or, to the Knowledge of M&M and the Shareholder, threatened, that seeks rescission of, seeks to enjoin the consummation of or otherwise relates to this Agreement or any of the transactions contemplated hereby. Except as set forth in the Disclosure Letter, no Governmental Order related to the Business and directed at M&M has been issued. Except as set forth in the Disclosure Letter, M&M is not engaged in any Action to recover monies due it for damages sustained by it.

Section 3.18. Customers, Suppliers, Dealers and Distributors.

3.18.1 Material Customers. Set forth in the Disclosure Letter is a list of the 10 largest customers of M&M, as measured by the dollar amount of purchases thereby, during M&M’s fiscal year ended December 31, 2006 and for M&M’s fiscal period from January 1, 2007 through August 31, 2007, showing the total sales by M&M to each such customer during each such period. Since the Interim Balance Sheet Date: (i) no customer of M&M listed in the Disclosure Letter has terminated its relationship with M&M or has materially reduced its business with M&M; (ii) to the Knowledge of M&M and the Shareholder, no customer of M&M listed in the Disclosure Letter has notified M&M that it intends to terminate or materially reduce its business with M&M; and (iii) neither M&M nor the Shareholder has Knowledge of any facts that provide a reasonable basis to conclude that any such customer of M&M intends to do any of the foregoing.

3.18.2 Major Suppliers. Set forth in the Disclosure Letter is a list of the 10 largest suppliers of M&M, as measured by the dollar amount of purchases therefrom, during M&M’s fiscal year ended December 31, 2006 and for M&M’s fiscal period from January 1, 2007 through August 31, 2007 showing the total purchases by M&M from each such supplier during each such period. Neither M&M nor the Shareholder has Knowledge of any facts that provide a reasonable basis to conclude that any such supplier of M&M will not continue to be a supplier to the Business (as owned by Buyer) after the Closing and will not continue to supply the Business (as owned by Buyer) after the Closing with substantially the same quantity and quality of goods and services at competitive prices.

3.18.3 Dealers and Distributors. Set forth in the Disclosure Letter is a list of all sales representatives, dealers and distributors of M&M and other third parties performing similar functions for M&M. Except as set forth in the Disclosure Schedule, M&M has no Contract with any such sales representative, dealer, distributor or other third party that is not cancellable by M&M on notice not longer than 30 days without liability, penalty or premium of any nature or kind whatsoever. Except as set forth in the Disclosure Letter, M&M has not terminated its engagement or other relationship with any such sales representative, dealer, distributor or other third party in the previous two (2) years.

Section 3.19. Product Warranty and Product Liability. The Disclosure Schedule contains a true, correct and complete copy of M&M’s standard warranty or warranties for sales of its Products/Services and, except as expressly set forth therein, to the Knowledge of M&M and the Shareholder there are no warranties, deviations from standard warranties or commitments or obligations with respect to the return, repair, replacement or re-performance of M&M’s Products/Services under which M&M could have any material Liability. The Disclosure Letter further contains a true, correct and complete description of all pending warranty claims with respect to M&M’s Products/Services. Since January 1, 2006, Seller has not made any voluntary concessions, or payments not charged to warranty expense, in an amount exceeding $5,000 as an accommodation to customers that have claimed that M&M’s Products/Services are defective or nonconforming. None of M&M’s Products/Services have been the subject of any replacement, field fix, retrofit, modification or recall campaign, and to M&M’s Knowledge, no facts or conditions exist that could reasonably be expected to result in such a recall campaign. All of M&M’s Products/Services have been designed, manufactured, labeled and performed so as to meet and comply with all standards and specifications of all applicable Governmental Authorities and all applicable Legal Requirements currently in effect, and have received all approvals of all applicable Governmental Authorities necessary to allow their sale and use. Products/Services that M&M produces or performs under Contracts in which M&M commits to deliver products and/or perform services that are designed, manufactured, labeled and/or performed so as to meet and comply with any standards and specifications or Legal Requirements currently in effect have been designed, manufactured, labeled and/or performed in a manner that complies with such contractual requirements.

Section 3.20. Change of Control Provisions. Except as set forth in the Disclosure Letter, M&M is not a party to any material agreement that contains a change of control provision that would be triggered by the transactions contemplated herein.

Section 3.21. Bank Accounts and Powers of Attorney. Set forth in the Disclosure Letter is a complete and correct list of the names and locations of all banks in which M&M has accounts or safe deposit boxes and the names of all Persons authorized to draw thereon or to have access thereto. Except as set forth in the Disclosure Letter, no Person holds a power of attorney to act on behalf of M&M.

Section 3.22. Unlawful Payments. To the Knowledge of M&M and the Shareholder, neither M&M nor any director, officer, Employee, agent or representative of M&M has made, directly or indirectly, whether in the United States or in any other jurisdiction, any: (i) illegal political contribution; (ii) payment from corporate funds which was improperly recorded on the books and records of M&M; (iii) unlawful payment (including, without limitation, any bribe, rebate, payoff, influence payment, kickback or other payment of any kind) from corporate funds to any Person, including governmental officials; or (iv) unlawful payment from corporate funds to obtain or retain any business.

Section 3.23. Full Disclosure. To M&M’s and the Shareholder’s Knowledge, this Agreement, the Ancillary Documents and their respective schedules and exhibits delivered by or on behalf of M&M and the Shareholder hereunder and thereunder are true, correct and complete in all material respects. No representation or warranty of M&M and the Shareholder contained in this Agreement or in any of the Ancillary Documents and no written statement made by or on behalf of M&M and the Shareholder to Buyer pursuant to this Agreement or any of the Ancillary Documents contains an untrue statement of a material fact or omits to state a material fact necessary to make the statements contained herein or therein not misleading. There is no fact which M&M and the Shareholder have not disclosed to Buyer in writing which could reasonably be expected to have a Material Adverse Effect.

ARTICLE IV

Representations and Warranties of Buyer

Except as disclosed, or as qualified by information set forth herein, Buyer represents and warrants to M&M and the Shareholder as of the date hereof (except to the extent that the representations and warranties of Buyer expressly speak as of a specified earlier date) and as of the Closing Date, as follows:

Section 4.1. Authorization and Enforceability. This Agreement and each Ancillary Document to which Buyer is a party have been executed and delivered by Buyer and are Enforceable against Buyer.

Section 4.2. Non-Contravention. No approval, consent, waiver, authorization or other order of, and no filing, registration, qualification or recording with, any Governmental Authority or any other Person is required to be obtained or made by or on behalf of Buyer or any of its Affiliates in connection with the execution, delivery or performance of this Agreement and any Ancillary Document to which Buyer is a party and the consummation of the transactions contemplated hereby and thereby. Neither the execution, delivery and performance of this Agreement and any Ancillary Document to which Buyer is a party nor the consummation of any of the transactions contemplated hereby or thereby do or will constitute, result in or give rise to: (i) a breach or violation or default under any Legal Requirement applicable to Buyer or any of its Affiliates (assuming the accuracy of the representations and warranties of M&M and the Shareholder); or (ii) a breach of or a default under any Charter, Bylaws or Contract of Buyer or any of its Affiliates.

Section 4.3. Authorization for Private Placement. Buyer has full authority and has all governmental approvals necessary to conduct the private placement of its Equity Securities as contemplated in Article II, including any filings with any regulatory governmental agencies. Buyer has full approval and authority from Buyer’s Board of Directors, shareholders or any other party necessary to issue and sell such Equity Securities in such private placement.

Section 4.4. Tax Liabilities. Buyer shall be responsible and liable for any Taxes, fees or other costs owed or assessed as a result of the private placement of its Equity Securities as contemplated in Article II. In no event shall M&M or the Shareholder incur any liabilities for any Taxes, fees or costs owed by Buyer due to the sale or private placement of Buyer’s Equity Securities.

ARTICLE V

Covenants

Section 5.1. Expenses of Transaction.

5.1.1 Transaction Costs of M&M and Shareholder. The Shareholder shall bear all financial advisory, legal, accounting and other fees and expenses (including the fees and expenses of Nystrom Business Sales) incurred by the Shareholder, M&M or any of their respective Affiliates in connection with the transactions contemplated by this Agreement. To the extent M&M has paid any amount in satisfaction of such fees or expenses prior to, at or subsequent to the Closing, the Shareholder shall reimburse Buyer for same.

5.1.2 Transaction Costs of Buyer. Buyer shall bear all financial advisory, legal, accounting and other fees and expenses incurred by Buyer or any of its Affiliates in connection with the transactions contemplated by this Agreement.

Section 5.2. Books and Records and Access Thereto. The Shareholder acknowledges and agrees that, from and after the Closing Date, Buyer will be entitled to own and possess all documents, books, records, agreements and financial data of any sort relating to M&M and the Business. Buyer and M&M agree to preserve for a period of not less than four (4) years after the Closing Date and provide the Shareholder with reasonable access (at reasonable times and with reasonable prior notice) to all books and records of M&M and the Business in existence on the Closing Date for the purpose of concluding the Shareholder’s involvement in the Business prior to the Closing Date and for complying with his obligations under applicable securities, Tax, environmental, employment or other laws or regulations. During such period, Buyer and M&M shall allow the Shareholder to make copies of such books and records at the Shareholder’s expense.

Section 5.3. Further Assurances. Each party, upon the request from time to time of any other party or parties hereto after the Closing, and without further consideration, will do each and every act and thing as may be necessary or reasonably requested to consummate the transactions contemplated hereby in an orderly fashion.

Section 5.4. Reimbursement by the Parties. To the extent that the Shareholder or Buyer receives any payment after the Closing that belongs to the other party or parties, it or they shall promptly pay over such payment to the other party or parties.

Section 5.5. Nonsolicitation; Noncompetition; Confidentiality.

5.5.1 Nonsolicitation. For a period five (5) years from and after the Closing Date, the Shareholder shall not, and shall cause his Affiliates not to, directly or indirectly: (i) cause, solicit, induce or encourage any Employees (other than himself or his spouse) to leave their employment with M&M or hire, employ or otherwise engage any such Employee; or (ii) cause, induce or encourage any material actual or prospective client, customer, supplier or licensor of M&M (including any existing or former customer of M&M) or any other Person who has a material business relationship with M&M to terminate or modify any such actual or prospective relationship.

5.5.2 Noncompetition. The Shareholder agrees that, without the prior written consent of Buyer, he shall not, for a period of five (5) years from and after the Closing Date, directly or indirectly, individually or through a corporation, partnership, limited liability company or any other form of business entity, in any capacity anywhere in the world, own, manage, engage in, operate, control, work for, consult with, render services for, do business with, maintain any interest in (proprietary, financial or otherwise) or participate in the ownership, management, operation or control of, a business which is competitive with the Business. Notwithstanding the foregoing, the provisions of this Section 5.5.2 shall not prohibit the Shareholder from owning up to one percent (1%) of the issued and outstanding capital stock of a publicly-held corporation which operates a business, trade or activity which is the same as, similar to or otherwise competitive with the Business, so long as the Shareholder does not, directly or indirectly through one or more intermediaries, participate in the control thereof, take an active part in the management or direction thereof, act as a consultant or advisor thereto or in any other way render services thereto.

5.5.3 Confidentiality. From and after the Closing Date, the Shareholder shall not, and shall cause his Affiliates not to, directly or indirectly, disclose, reveal, divulge or communicate to any Person other than authorized officers, directors and employees of Buyer or M&M or use or otherwise exploit for their own benefit or for the benefit of anyone other than Buyer or M&M, any Confidential Information. The Shareholder shall not have any obligation to keep confidential (or cause his Affiliates to keep confidential) any Confidential Information if and to the extent disclosure thereof is specifically required by any applicable Legal Requirement; provided, however, that in the event disclosure is required by any applicable Legal Requirement, the Shareholder shall, to the extent reasonably possible, provide Buyer with prompt notice of such requirement prior to making any disclosure so that Buyer may seek an appropriate protective order. For purposes of this Section 5.5.3, “Confidential Information” shall mean any confidential information with respect to M&M including methods of operation, customers, customer lists, products, prices, fees, costs, Intellectual Property, Technology, inventions, trade secrets, know-how, Software, marketing methods, plans, personnel, suppliers, competitors, markets or other specialized information or proprietary matters; however “Confidential Information” does not include, and there shall be no obligation hereunder with respect to, information that: (i) is generally available to the public on the date of this Agreement; (ii) becomes generally available to the public other than as a result of a disclosure not otherwise permissible thereunder; or (iii) the Shareholder is obligated to disclose the Confidential Information by order or regulation of any governmental entity, provided however, the Shareholder gives timely notification to the Buyer prior to the date of disclosure.

5.5.4 Specific Performance. The Shareholder acknowledges that Buyer and its Affiliates will be irrevocably damaged if all of the provisions of this Section 5.5 are not specifically enforced. Accordingly, the Shareholder agrees that, in addition to any other relief to which Buyer and its Affiliates may be entitled, Buyer and its Affiliates shall be entitled to seek and obtain injunctive relief from a court of competent jurisdiction for the purpose of restraining the Shareholder from any actual or threatened breach of this Section 5.5 without a requirement for the posting of a bond or a showing of irreparable harm. The Shareholder agrees that all of the covenants contained in this Section 5.5 are reasonably necessary to protect the legitimate interests of Buyer, are reasonable with respect to time and territory and that he has read and understand the descriptions of the covenants contained in this Section 5.5. The Shareholder agrees that the consideration to be received by him hereunder, upon receipt of such consideration at or after the Closing, will be full, fair and adequate to support his obligations hereunder.

5.5.5 Consulting Agreements. Concurrently with the Closing, each of the Shareholder and Victoria L. Murray shall enter into the Consulting Agreements with M&M.

5.5.6 Employment Agreement. Concurrently with the Closing, the Shareholder agrees to encourage Sean Murray to enter into the Employment Agreement with M&M.

5.5.7 Premises Leases. On or prior to the Closing, M&M and the Shareholder shall cause M&M’s existing lease with respect to the M&M Premises to be terminated. Concurrently with the Closing, the Shareholder agrees to cause the owners of the M&M Premises to enter into the Premises Lease with M&M.

ARTICLE VI

Income Taxes

Section 6.1. Income Tax Indemnification.

(a) The Shareholder shall be liable for and shall pay (and shall indemnify and hold Buyer and its Affiliates harmless from and against) all Income Taxes with respect to M&M for any Pre-Closing Tax Period (a “Tax Loss”); provided, however, the Shareholder shall be liable only to the extent such Income Taxes exceed the amount, if any, reserved for Income Taxes on the Interim Balance Sheet; provided further that the Shareholder shall also be responsible for Tax Losses attributable to any increase in Income Taxes payable by M&M that is attributable to: (i) any deduction, credit or transaction that is shifted as a result of any Final Determination from a taxable year beginning after the Closing Date to a taxable year ending on or before the Closing Date; or (ii) any income or transaction that is shifted as a result of any Final Determination from a taxable year ending on or before the Closing Date to a taxable year ending after the Closing Date. For purposes of this Agreement, a “Final Determination” shall have the meaning given to the term “determination” by Code Section 1313 and the Treasury Regulations thereunder with respect to United States federal Income Tax matters; and, with respect to foreign, state and local Income Tax matters, Final Determination shall mean any final settlement with a relevant Governmental Authority that does not provide a right to appeal or any final decision by a court with respect to which no timely appeal is pending and as to which the time for filing such appeal has expired. For the avoidance of doubt, a Final Determination with respect to United States federal Income Tax matters shall include any formal or informal settlement entered with the Internal Revenue Service with respect to which the taxpayer has no right to appeal. Buyer and its Affiliates shall be liable for and shall pay (and shall indemnify and hold the Shareholder and his Affiliates, successors and assigns harmless from and against) all Income Taxes with respect to M&M for any Post-Closing Tax Period. The term “Pre-Closing Tax Period” shall mean all taxable periods ending on or before the Closing Date and the portion ending on the Closing Date of any taxable period that includes (but does not end on) the Closing Date. The term “Post-Closing Tax Period” shall mean all taxable periods that begin after the Closing Date and the portion beginning after the Closing Date of any taxable period that includes (but does not end on) the Closing Date.

(b) In the case of any taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), the amount of any Income Taxes of M&M for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date and the amount of other Income Taxes of M&M for a Straddle Period which relate to the Pre-Closing Tax Period shall be deemed to be the amount of such Income Tax for the entire taxable period in which the Straddle Period occurs multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the total number of days in the Straddle Period.

(c) Subject to subsection (e) below, any payment by the Shareholder pursuant to this Section 6.1 shall be made (x) if reflected on a Tax Return, contemporaneously with the filing of such Tax Return and (y) in all other cases, not later than 30 days after receipt by the Shareholder of written notice from Buyer stating that any Tax Loss has been paid by Buyer and its Affiliates or, effective upon the Closing, M&M and the amount thereof and the indemnity payment requested.

(d) Any payment made pursuant to this Section 6.1 shall be increased by any Income Tax detriment arising from receipt of the indemnity payment (if required by applicable Legal Requirements) and shall be reduced by any Income Tax benefit realized by the recipient thereof resulting from payment of the Tax Loss in each case to the extent realized no later than the end of the taxable year in which the payment is received.

(e) If any claim or demand for Income Taxes in respect of which indemnity may be sought pursuant to this Section 6.1 is asserted in writing against M&M, Buyer or any of Buyer’s other Affiliates after the Closing Date, Buyer shall promptly notify the Shareholder of such claim or demand within sufficient time that would allow the Shareholder to timely respond to such claim or demand, and shall give the Shareholder such information with respect thereto as the Shareholder may reasonably request; provided, however, that the failure of Buyer to provide such notice or information to the Shareholder shall not affect the indemnification rights of M&M, Buyer or any of Buyer’s other Affiliates pursuant to this Section 6.1, except if, and to the extent that, the Shareholder is prejudiced by Buyer’s failure to deliver such notice or information. The Shareholder may discharge, at any time, his indemnification obligations under this Section 6.1 by paying to Buyer the amount of the applicable Tax Loss, calculated on the date of such payment. The Shareholder may, at his expense, participate in and, upon notice to Buyer, assume the defense of any such claim, suit, action, litigation or proceeding (including any Income Tax audit) (except to the extent that such Income Tax audit or other proceeding involves an issue that recurs in taxable periods of M&M ending after the Closing Date or relates to a period other than a Pre-Closing Tax Period, and except to the extent that the Shareholder would have no indemnification obligations pursuant to this Section 6.1). If the Shareholder assumes such defense, Buyer shall have the right (but not the duty) to participate in the defense thereof and to employ legal counsel, at its own expense, separate from the legal counsel employed by the Shareholder. The Shareholder shall have the right to compromise or settle any such Income Tax audit or other proceeding the defense of which Shareholder has assumed subject to Buyer’s consent, which consent shall not be unreasonably withheld. If the Shareholder fails within a reasonable time after notice to defend any such claim or the resulting Income Tax audit or proceeding as provided herein, the Shareholder shall be bound by the results obtained by Buyer in connection therewith. The Shareholder shall pay to Buyer the amount of any Tax Loss incurred by Buyer within 30 days after a Final Determination of such Tax Loss. Whether or not the Shareholder chooses to defend or prosecute any claim, all of the parties hereto shall cooperate in the defense or prosecution thereof. The Shareholder shall not be liable under this Section 6.1 for any Income Tax claimed or demanded by any taxing authority, the payment of which was made without the Shareholder’s prior written consent, which shall not be unreasonably withheld.

Section 6.2. Return Filings, Payments, Refunds and Credits.

(a) Subject to the right of indemnification of Buyer and its Affiliates under Section 6.1, Buyer shall prepare or cause to be prepared and file or cause to be filed on a timely basis all Tax Returns for M&M due after the Closing Date (taking into account extensions) and shall be responsible for remitting all Income Taxes or other Taxes, if any, reflected as being due from M&M on such Tax Returns.

(b) The Shareholder and Buyer shall reasonably cooperate, and shall cause their respective Affiliates, agents, auditors, representatives, officers, trustees and employees reasonably to cooperate, in preparing and filing all Tax Returns (including amended returns and claims for refund), including maintaining and making available to each other all records necessary in connection with Income Taxes and in resolving all disputes and audits with respect to all taxable periods relating to Income Taxes. Buyer, the Shareholder and M&M agree to retain or cause to be retained all books and records pertinent to M&M until the applicable period for assessment under applicable law (giving effect to any and all extensions or waivers) has expired, to abide by or cause the abidance with all record retention agreements entered into with any taxing authority, and to give reasonable written notice to the other party prior to transferring, destroying or discarding any such information, returns, books, records or documents and, if the other party so requests, allow the other party to take possession of such information, returns, books, records or documents. Buyer and the Shareholder shall cooperate with each other in the conduct of any audit or other proceedings involving M&M for any Income Tax purposes and each shall execute and deliver such powers of attorney and other documents as are necessary to carry out the intent of this subsection.

(c) Any Tax Return prepared or caused to be prepared by Buyer pursuant to Section 6.2(a) for which Buyer intends to seek indemnification from the Shareholder for any portion of the Income Taxes reflected on such Tax Return shall be prepared, except if inconsistent with any Legal Requirement, in a manner consistent with past practice and without a change of any election or any accounting method and shall be submitted to the Shareholder in sufficient time to permit a reasonable review prior to the due date (including extensions) of such Tax Return. Buyer shall refrain from changing any accounting method or election which may result in material adverse tax liabilities to the Shareholder. The Shareholder shall have the right to review all work papers and procedures used to prepare any such Tax Return. If the Shareholder, within 10 days after delivery of any such Tax Return, notifies Buyer in writing that he objects to any items in such Tax Return, the parties shall proceed in good faith to resolve the disputed items and, if they are unable to do so within five (5) days, the disputed items shall be resolved (within a reasonable time, taking into account the deadline for filing such Tax Return) by the Accountant. Upon resolution of all disputed items, the relevant Tax Return shall be adjusted to reflect such resolution and shall be binding upon the parties without further adjustment. The costs, fees and expense of the Accountant shall be borne equally by Buyer and the Shareholder. The Shareholder’s failure to notify Buyer of any such disagreement prior to the end of the 10-day period shall indicate his concurrence with such Tax Return.

(d) With respect to Income Tax refunds pertaining to M&M for any Pre-Closing Tax Period: (i) if and to the extent such refund is less than or equal to the corresponding asset reflected on the Interim Balance Sheet, Buyer and M&M shall be entitled to retain the entire amount; and (ii) if and to the extent such refund exceeds the asset so reflected, the Shareholder shall be entitled to such excess amount.

(e) If and to the extent any Liability reflected on the Interim Balance Sheet for Income Taxes proves to have been overstated, Buyer or M&M shall apply any excess against any Tax Losses.

ARTICLE VII

Indemnification

Section 7.1. Indemnification by Shareholder. In addition to the Shareholder’s indemnification or other obligations under Section 2.2.3(a), Article V and Article VI, the Shareholder (in his capacity as an indemnifying party, the “Indemnifying Party”), hereby agrees to indemnify Buyer and its Affiliates (each, in its capacity as an indemnified party, an “Indemnitee”), regardless of any investigation conducted by or knowledge obtained by any of them, and hold Buyer and such Affiliates, successors and assigns harmless, from, against and in respect of any and all Losses arising from or related to any of the following:

(i) any breach of, untruth of or inaccuracy in (or any allegation by any third party of facts which, if true as alleged, would constitute such a breach or inaccuracy in) any representation or warranty (without giving effect to materiality and/or Material Adverse Effect or words of similar import where such representations and warranties are qualified by such terms) made by or on behalf of M&M or the Shareholder in this Agreement (including, without limitation, the Disclosure Letter); or

(ii) any breach, non-fulfillment or violation of any covenant or agreement made by the Shareholder in this Agreement (including, without limitation, the Disclosure Letter); or

(iii) any brokerage, finder’s or other similar fees, Compensation or reimbursement of expenses payable by any of M&M or the Shareholder to any broker, finder, investment bank or similar agent (including the fees and expenses of Nystrom Business Sales) in connection with the transactions contemplated by this Agreement.

Section 7.2. Indemnification by Buyer. In addition to the indemnification or other obligations of Buyer under Section 2.2.3(b), Article V and Article VI, Buyer (in its capacity as an indemnifying party, the “Indemnifying Party”) hereby agrees to indemnify the Shareholder (in the Shareholder’s capacity as an indemnified party, the “Indemnitee”), regardless of any investigation conducted by or knowledge obtained by him, and hold the Shareholder harmless from, against and in respect to any and all Losses arising from or related to any of the following:

(i) any breach of untruth of or inaccuracy in (or any allegation by any third party of facts which, if true as alleged, would constitute such a breach or inaccuracy in) any representation or warranty (without giving effect to materiality and/or Material Adverse Effect or words of similar import where such representations and warranties are qualified by such terms) made by or on behalf of Buyer in this Agreement; or

(ii) any breach, non-fulfillment or violation of any covenant or agreement made by Buyer in this Agreement; or

(iii) any brokerage, finder’s or other similar fees, Compensation or reimbursement of expenses payable by Buyer to any broker, finder, investment bank or similar agent in connection with the transactions contemplated by this Agreement.

Section 7.3. Time Limitation on Indemnification for Breaches of Representations and Warranties. Notwithstanding the foregoing and except for Reserved Claims, no claim may be made or suit instituted pursuant to Section 7.1(i) or Section 7.2(i), as the case may be, after the expiration of the period (the “General Survival Period”) which is four (4) years after the Closing Date. The term “Reserved Claims” shall mean (a) all claims as to which any Indemnitee has given any Indemnifying Party written notice on or prior to the end of the General Survival Period, and (b) all claims by any Indemnitee based upon an alleged or actual breach of or inaccuracy in the representations or warranties contained in Section 3.1.2, Section 3.1.4, Section 3.12 or Section 3.13.2. No Reserved Claim may be made or suit instituted under any provision of this Article VII after the expiration of the applicable statute of limitations.

Section 7.4. Monetary Limitations on Indemnification. Except with respect to claims arising under Section 7.1(iii) and Section 7.2(iii) and except with respect to claims arising out of the representations or warranties or indemnities referred to in clause (b) of the definition of Reserved Claims in Section 7.3, an Indemnifying Party shall not have any obligation to indemnify Indemnitees under Section 7.1 or Section 7.2, as the case may be, in respect of any Losses incurred by such Indemnitees unless the aggregate cumulative total of all Losses (other than Losses arising under Section 7.1(iii) or Section 7.2(iii) or out of claims referred to in clause (b) of the definition of Reserved Claims in Section 7.3) incurred by such Indemnitees exceeds $25,000 whereupon such Indemnitees shall be entitled to indemnification for the aggregate cumulative amount of such Losses only in excess of such amount. With respect to claims referred to in clause (b) of the definition of Reserved Claims in Section 7.3, no such minimum dollar limitation or deductible shall apply. The provisions of this Section 7.4 shall also not apply to the Shareholder’s or Buyer’s obligations under Article II. Notwithstanding anything herein to the contrary, the maximum amount of the liability of the Shareholder for any indemnification obligations under this Article VII shall be an amount equal to $1,400,000; provided, however, this limitation shall not apply to claims: (x) arising under Section 7.1(iii) or Section 7.2(iii); (y) out of representations or warranties or indemnities of M&M or the Shareholder referred to in clause (b) of the definition of Reserved Claims in Section 7.3; or (z) which a court of competent jurisdiction determines is the result of fraud on the part of any party.

Section 7.5. Third Party Claims. Promptly after the receipt by any Indemnitee of notice of the commencement of any Action against such Indemnitee by a third party (other than any Action relating to Income Taxes, which shall be governed by Section 6.1(a)) or of a demand upon such Indemnitee by a third party to conduct any environmental study, investigation, response, removal, remediation or cleanup (each an “Environmental Response”), such Indemnitee shall, if a claim with respect thereto is or may be made against any Indemnifying Party pursuant to this Article VII, give such Indemnifying Party written notice thereof. The failure to give such notice shall not relieve any Indemnifying Party from any obligation hereunder except where, and then solely to the extent that, such failure actually and materially prejudices the rights of such Indemnifying Party. Unless by means of such Action the third party plaintiff is seeking injunctive or other equitable relief instead of or in addition to money damages, such Indemnifying Party shall have the right to defend such Action or conduct such Environmental Response, at such Indemnifying Party’s expense and with counsel of its choice reasonably satisfactory to the Indemnitee, provided that the Indemnifying Party so notifies the Indemnitee that it will defend such Action or conduct such Environmental Response within 15 days after receipt of such notice (or sooner, if the nature of the indemnification claim requires) and then actually commences promptly the defense of such Action or the performance of the Environmental Response. Otherwise, the Indemnitee shall have the right to defend such Action or to conduct such Environmental Response and the Indemnifying Party will reimburse the Indemnitee promptly and periodically for the costs thereof, including reasonable attorneys’ and expert witness fees and expenses incurred. If the Indemnifying Party is defending such Action or conducting such Environmental Response, the Indemnitee may retain separate co-counsel, provided, however, that the Indemnifying Party will not be liable to the Indemnitee for any legal expenses subsequently incurred by the Indemnitee in connection with the defense thereof unless the Indemnifying Party has agreed in writing to pay such fees and expenses or, in the reasonable judgment of the Indemnitee, a conflict of interest between the Indemnified Party and the Indemnitee exists with respect to such claim. The Indemnifying Party shall perform any Environmental Response in accordance with all Environmental Laws and shall not unreasonably interfere with the business operations of the Indemnitee in the course of performing the Environmental Response. The Indemnifying Party will not be liable for any judgment or settlement with respect to such Action effected without its prior written consent (unless the Indemnifying Party is not conducting the defense of such Action pursuant to the provisions of this Section 7.5). If the Indemnifying Party is conducting the defense of such Action, then Indemnifying Party shall not, without the Indemnitee’s prior written consent, settle or compromise such Action or consent to the entry of any judgment which does not include as an unconditional term thereof the delivery by the claimant or plaintiff to the Indemnitee of a written release from all Liability in respect of such Action.

Section 7.6. Direct Claims. Any claim by an Indemnitee for indemnification other than indemnification against a third party pursuant to Section 7.5 (a “Direct Claim”) will be asserted by giving the Indemnifying Party written notice thereof, and the Indemnifying Party will have a period of 30 days (the “Response Period”) within which to respond in writing to such Direct Claim. If the Indemnifying Party does not respond (or does so respond but agrees to pay such Direct Claim in full) within the Response Period, the Indemnifying Party will be deemed to have waived any right to object or dispute such Direct Claim, such Losses shall be conclusively deemed to be a Liability of the Indemnifying Party and the Indemnifying Party shall, subject to and in accordance with the terms of this Agreement, pay the amount of such Liability to the Indemnitee on demand or, in the case of any notice in which the amount of the Direct Claim (or any portion of the Direct Claim) is estimated, on such later date when the amount of such Direct Claim (or such portion of such Direct Claim) becomes finally determined. If the Indemnifying Party has timely disputed its liability with respect to such Direct Claim as provided above, the Indemnifying Party and the Indemnitee shall, as promptly as possible, establish the merits and amount of such Direct Claim (by mutual agreement, litigation or otherwise) and, within 10 days of the final, unappealable determination of the merits and amount of such Direct Claim, the Indemnifying Party will, subject to and in accordance with the terms of this Agreement, pay or cause to be paid the amount of such Liability to the Indemnitee, together with interest from the date the Indemnitee gave notice to the Indemnifying Party of the amount of the Loss, accrued at the annual rate of interest provided for in Section 2.2.5(f).

Section 7.7. Nature of Indemnification Payments. Any and all indemnification payments pursuant to this Article VII shall be deemed for all purposes to be adjustments to the Purchase Price.

Section 7.8. Remedies. Notwithstanding anything to the contrary in this Article VII, Section 6.1 hereof (and not this Article VII) shall provide the exclusive remedy for any breach of or inaccuracy in any representation or warranty contained in Section 3.12 in respect of Income Taxes, and no claim may be made or suit instituted under Section 6.1 after 90 days after the expiration of the applicable statute of limitations. Each party acknowledges and agrees that monetary damages alone would be an inadequate remedy for the other party or parties hereto for breaches by it of its covenants and agreements hereunder. Therefore, each party may seek and obtain specific performance and other appropriate equitable relief for any such breach by the other party or parties.

Section 7.9. Certain Matters of Construction. References in this Article VII to claims with respect to or based upon a representation or warranty set forth in a particular Section shall be deemed to include, without limitation, claims relating to such representations or warranties based upon the certificates to be furnished pursuant to Sections 2.2.4(a)(i) and 2.2.4(b)(i) hereof.

Section 7.10. Setoff of Claims Against Promissory Note. Buyer and its Affiliates may recoup from any principal or accrued but unpaid interest then due on the Promissory Note any claim for: (i) Tax Losses under Section 6.1 and Section 6.2; or (ii) Losses under this Article VII, in each case subject to the terms and conditions of this Agreement. Buyer's right of setoff under this Section 7.10 is in addition to any other rights and remedies (including other rights of setoff under applicable law or otherwise) which Buyer may have. Any setoff shall only be made after all notices and procedures contained in this Agreement, and specifically for the sections referenced in this Section 7.10. Any attempted setoff made without fully and completely following all requirements of the sections referenced in this Section 7.10 shall be null and void.

ARTICLE VIII

Termination

Section 8.1. Termination of Agreement. This Agreement may be terminated by the parties only as provided below:

8.1.1 By Mutual Agreement. Buyer, M&M and the Shareholder may terminate this Agreement by mutual written consent at any time prior to the Closing.

8.1.2 By Buyer. Buyer may terminate this Agreement by giving written notice thereof to M&M and the Shareholder at any time prior to the Closing: (i) in the event that any representation or warranty of M&M and the Shareholder contained in this Agreement or in any of the Ancillary Agreements shall have been materially inaccurate when made, the inaccuracy creates a Material Adverse Effect to Closing, and such inaccuracy is not capable of cure, or if capable of cure, is not so cured within a reasonable period following notice of such inaccuracy; (ii) in the event that M&M and the Shareholder materially breach or violate any covenant or agreement contained in this Agreement or in any of the Ancillary Agreements to be performed by them and such material breach or violation is not capable of cure or, if capable of cure, is not so cured within a reasonable period following notice of such material breach of violation; (iii) if M&M shall have incurred or suffered an event or set of circumstances which has had, or can reasonable be anticipated to have, a Material Adverse Effect on M&M or the Business; (iv) if the Closing shall not have occurred on or before December 31, 2007 by reason of the failure of any condition set forth in Section 2.2.3(a) hereof to be satisfied (unless the failure results primarily from the failure of any material representation or warranty made by or on behalf of Buyer herein to be true and correct or from the material breach or violation by Buyer of any covenant or agreement contained herein); or (v) if Buyer shall not have consummated the private placement of its Equity Securities referred to in Section 2.2.2.

8.1.3 By M&M and Shareholder. M&M and the Shareholder may terminate this Agreement by giving written notice thereof to Buyer at any time prior to the Closing: (i) in the event that any material representation or warranty of Buyer contained in this Agreement or in any of the Ancillary Agreements shall have been materially inaccurate when made, the inaccuracy creates a Material Adverse Effect to Closing, and such inaccuracy is not capable of cure or, if capable of cure, is not so cured within a reasonable period following notice of such inaccuracy: (ii) in the event that Buyer materially breaches or violates any covenant or agreement contained in this Agreement or in any of the Ancillary Agreements to be performed by it and such material breach or violation is not capable of cure or, if capable of cure, is not so cured within a reasonable period following notice of such material breach or violation; (iii) if the Closing shall not have occurred on or before December 31, 2007 by reason of the failure of any condition set forth in Section 2.2.3(b) hereof to be satisfied (unless the failure results primarily from the failure of any material representation or warranty made by or on behalf of M&M and the Shareholder herein to be true and correct or from the material breach or violation by M&M and the Shareholder of any covenant or agreement contained herein); or (iv) if Buyer shall not have consummated the placement of its Equity Securities referred to in Section 2.2.2 within 60 days after the date of this Agreement.

Section 8.2. Effect of Termination. In the event of the termination of this Agreement pursuant to Section 8.1, all obligations of the parties hereunder (other than the obligations under Section 5.1) which shall survive such termination) shall terminate without any liability of any party to any other party or parties.

ARTICLE IX

Miscellaneous

Section 9.1. Governing Law. This Agreement shall be governed by and construed in accordance with the domestic substantive law of the State of Arizona, without giving effect to any choice or conflict of law provision or rule that would cause the application of the law of any other jurisdiction.

Section 9.2. Consent to Jurisdiction. Each party to this Agreement, by execution of this Agreement: (i) hereby irrevocably submits to the jurisdiction of the federal courts located in Maricopa County, Arizona, and in the event that such federal courts shall not have the requisite jurisdiction over the relevant proceeding, then of the state courts located in Maricopa County, Arizona for the purpose of any Action arising out of or based upon this Agreement or relating to the subject matter hereof or thereof or the transactions contemplated hereby; (ii) hereby waives, and agrees to cause each of their respective Affiliates to waive, to the extent not prohibited by applicable law, and agrees not to assert, and agrees not to allow any of their respective Affiliates to assert, by way of motion, as a defense or otherwise, in any such Action, any claim that such party is not subject personally to the jurisdiction of the above-named courts, that such party’s property is exempt or immune from attachment or execution, that any such proceeding brought in one of the above-named courts is improper, or that this Agreement, or the subject matter hereof, may not be enforced in or by such court; and (iii) hereby agrees not to commence or to permit any of their respective Affiliates to commence any Action arising out of or based upon this Agreement or relating to the subject matter hereof other than before one of the above-named courts nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such Action to any court other than one of the above-named courts whether on the grounds of inconvenient forum or otherwise. Each party hereby consents to service of process in any such proceeding in any manner permitted by the State of Arizona and agrees that service of process by registered or certified mail, return receipt requested, at the address specified pursuant to Section 8.9 is reasonably calculated to give actual notice.

Section 9.3. Entire Agreement; Waivers. This Agreement and the Ancillary Documents (including all exhibits, schedules and attachments attached hereto and thereto) constitute the entire agreement among the parties hereto pertaining to the subject matter hereof and thereof and supersede all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, of the parties with respect to such subject matter. No waiver of any provision of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (whether or not similar), shall constitute a continuing waiver unless otherwise expressly provided nor shall be effective unless in writing and executed by the parties.

Section 9.4. Amendment or Modification. The parties hereto may not amend or modify this Agreement except in such manner as may be agreed upon by a written instrument executed and delivered by all of the adversely affected parties.

Section 9.5. Survival. All representations, warranties, covenants and agreements made by or on behalf of any party hereto in this Agreement, the Ancillary Documents or pursuant to any other document, certificate or other instrument referred to herein or therein or delivered in connection with the transactions contemplated hereby or thereby, shall be deemed to have been material and relied upon by the parties hereto, notwithstanding any investigation made by or on behalf of any of the parties hereto or any opportunity therefor (including without limitation the availability for review of any document), and, subject to the provisions of Article VII, shall survive the execution and delivery of this Agreement and the Closing. Neither the period of survival nor the liability of any party with respect to such party’s representations, warranties covenants and agreements shall be reduced by any investigation made at any time by or on behalf of any other party. If written notice of a claim has been given prior to the expiration of any time period set forth herein for any such notice by a party in whose favor such representations, warranties, covenants or agreements have been made to any party that made such representations, warranties, covenants or agreements, then the relevant representations, warranties, covenants or agreements shall survive as to such claim until such claims have been finally resolved.

Section 9.6. Independence of Representations and Warranties. The parties hereto intend that each representation, warranty, covenant and agreement contained herein shall have independent significance. If any party has breached any representation, warranty, covenant or agreement contained herein in any respect, the fact that there exists any other representation, warranty, covenant or agreement relating to the same subject matter (regardless of the relative levels of specificity) that the party has not breached shall not detract from or mitigate the fact that such party is in breach of the first representation, warranty, covenant or agreement.

Section 9.7. Severability. In the event that any provision hereof would, under applicable law, be invalid, unenforceable or deemed against public policy in any respect, such provision shall (to the extent permitted under applicable law) be construed by modifying or limiting it so as to be valid and enforceable to the maximum extent compatible with, and possible under, applicable law. The provisions hereof are severable, and in the event any provision hereof should be held invalid or unenforceable in any respect, it shall not invalidate, render unenforceable or otherwise affect any other provision hereof.

Section 9.8. Successors and Assigns. All of the terms and provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective transferees, successors and permitted assigns (each of which such transferees, successors and permitted assigns shall be deemed to be a party hereto for all purposes hereof). Notwithstanding the foregoing, no party hereto may assign or transfer (by operation of law or otherwise) any of its respective rights or obligations hereunder without the prior written consent of the other parties; provided, however, that Buyer shall be entitled to assign this Agreement without the prior written consent of the other parties hereto: (a) to an Affiliate of Buyer; or (b) in connection with the assignment of Buyer’s rights hereunder as collateral in connection with any financing of Buyer.

Section 9.9. Notices. Any notices or other communications required or permitted hereunder shall be sufficiently given if in writing (including telecopy or similar teletransmission), addressed as follows:

If to M&M or the Shareholder, to the Shareholder at:	John D. Murray 28359 N. 104th Way Scottsdale, AZ 85262 Telephone: (602) 999-6048 Telecopier: (480) 538-9123

With a copy to:	Busch Law Center, LLC 3434 W. Anthem Way, #118-621 Anthem, AZ 85086 Attn.: Larry J. Busch, Jr., Esq. Telephone: (623) 298-4220 Telecopier: (623) 298-4604

If to Buyer, at:	Conihasset Capital Partners, Inc. Two International, 16th Floor Boston, MA 02110 Attn: Richard D. Bailey, President Telephone: (617) 235-7215 Telecopier: (617) 320-8347

With a copy to:	Clark & Trevithick 800 Wilshire Boulevard, 12th Floor Los Angeles, California 90017 Attention: Alexander C. McGilvray, Jr., Esq. Telephone: (213) 629-5700 Telecopier: (213) 624-9441

Unless otherwise specified herein, such notices or other communications shall be deemed received (a) in the case of any notice or communication sent other than by mail, on the date actually delivered to such address (evidenced, in the case of delivery by overnight courier, by confirmation of delivery from the overnight courier service making such delivery, and in the case of a telecopy, by receipt of a transmission confirmation form or the addressee's confirmation of receipt), or (b) in the case of any notice or communication sent by mail, two (2) Business Days after being sent, if sent by registered or certified mail, with first class postage prepaid. Each of the parties hereto shall be entitled to specify a different address by giving notice as aforesaid to each of the other parties hereto.

Section 9.10. No Public Announcements. Prior to the Closing, none of M&M, the Shareholder, Buyer or any of their respective Affiliates shall issue any press release or public announcement concerning this Agreement or the transactions contemplated hereby without obtaining the prior written consent of the other parties hereto, which consent will not be unreasonably withheld or delayed, except for any such release or announcement that may, in the judgment of Conihasset, be required by any Legal Requirement applicable to it under all applicable federal and state securities laws.

Section 9.11. Headings. Section and subsection headings are not to be considered part of this Agreement, are included solely for convenience, are not intended to be full or accurate descriptions of the content thereof and shall not affect the construction hereof.

Section 9.12. Third Party Beneficiaries. Except as otherwise provided in Article VII, nothing in this Agreement is intended or shall be construed to entitle any Person other than the parties, or their respective transferees, successors and permitted assigns to any claim, cause of action, remedy or right of any kind.

Section 9.13. Counterparts. This Agreement may be executed in any number of counterparts and by the different parties on separate counterparts each of which shall be deemed an original, but all of which together shall constitute but one and the same instrument.

IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have caused this Stock Purchase Agreement to be executed and delivered as of the date first above written.

BUYER: CONIHASSET CAPITAL PARTNERS, INC.

By: ______________________
Name: Richard D. Bailey
Title: President

M&M: M&M SPECIALTIES

363832.4 (C15326.401) 48

By: [signature] 9-13-07
Name: John D. Murray
Title: President

SHAREHOLDER:

[signature] 9-13-07
John D. Murray

363832.4 (C15326.401)

49